SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem

Consolidated and individual financial statements for the year ended December 31, 2023 and independent auditor's report

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditor's Report on the Individual and Consolidated Financial Statements

To Shareholders, Members of the Board and Management of Braskem S.A.

Camaçari – Bahia

(A free translation of the original report in Portuguese, as filed in the Brazilian Securities and Exchange Commission ("CVM"), containing individual and consolidated financial statements prepared accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB)).

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. ("the Company"), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as of December 31, 2023, and the related statements of profit or loss, other comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, including material accounting policies and other explanatory information.

Opinion on the individual financial statements
In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. ("the Company") as of December 31, 2023, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as of December 31, 2023, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors' responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (*"Código de Ética Profissional do Contador"*) and in the professional standards issued by the Brazilian Federal Accounting Council (*"Conselho Federal de Contabilidade"*) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matter is the matter that, in our professional judgment, was the most significant in our audit of the current period. This matter was addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on these individual and consolidated financial statements, and therefore, we do not provide a separate opinion on this matter.

Evaluation of the provision and disclosures related to the geological event in Alagoas

See the note 24 to the individual and consolidated financial statements

Key audit matter	How our audit conducted this issue
As of December 31, 2023, the Company presents in its financial statements a balance of provision "Geological event - Alagoas", linked to obligations arising from the geological event related to the extraction of salt in Alagoas, assumed under Terms of Agreement, signed with government authorities, which include, among other obligations, actions for monitoring and stabilizing the salt mining wells related to these activities. The Company also discloses legal proceedings for which an unfavorable outcome is considered possible related to the same matter. In determining the provision for estimated future disbursements on monitoring and stabilizing the salt mining wells, the Company's management uses the results of sonars measurements and information from technical studies conducted by external companies specialized in geology, geomechanics and engineering, which are relevant for determining the technical solutions of the actions required for monitoring and stabilizing these salt mining wells.	Our audit procedures included, but were not limited to: – We evaluated the design, implementation and effectiveness of internal controls we judged to be key controls related to Company's provision estimate process, including the evaluation of information from external specialists, as well as the controls over the disclosures in the individual and consolidated financial statements; – We evaluated, with the support of our specialists in infrastructure: (i) the technical appraisal reports prepared by the Company's external experts regarding the monitoring and stabilization of the salt mining wells; (ii) the action plan established by the Company's management; and (iii) the main costs estimated for monitoring and stabilizing the salt mining wells; – We obtained legal confirmations, received directly from the Company's external legal counsel, that included their assessment on the risk of loss and the estimation of the amounts involved in legal proceedings related to the geological event - Alagoas; – We inquired the Company's management about the other obligations related to the geological event -

Due to the high level of judgment and uncertainties inherent in determining technical solutions and costs estimated for monitoring and stabilizing the salt mining wells, which will be used as assumptions for measuring the Company's obligations, as well as due to the level of relevance and complexity in evaluating the estimate of the likelihood of outflows of economic benefits and related disclosures, originating from lawsuits related to the extraction of salt in Alagoas, we considered this subject as a key audit matter.	Alagoas and we inspected internal and external documents related to the matter; and – – We evaluated whether the disclosures in the individual and consolidated financial statements consider the relevant information related to the provisioned amounts, as well as the relevant information related to legal proceedings with possible risk of loss. During our audit, we identified adjustments that, although immaterial, would affect the measurement and disclosure of the provision for the geological event - Alagoas, which were not recognized by management. Our tests revealed deficiencies in the operating effectiveness of internal controls related to the provision for the geological event - Alagoas. As a result, we expanded the extent of our substantive procedures, in addition to what was originally planned, to obtain sufficient and appropriate audit evidence in relation to the provision for the geological event - Alagoas. Based on evidence obtained from the procedures summarized above, we consider acceptable the level of provision for the expenses associated with monitoring and stabilization of the salt mining wells and the financial obligations linked to the legal proceedings related to the geological event - Alagoas, as well as related disclosures in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2023.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company's management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Audit of prior year's financial statements

The individual and consolidated statement of financial position as of December 31, 2022 and the individual and consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows and related notes for the year then ended, presented as comparative amounts in the individual and consolidated financial statements of the current year, were previously audited by other independent auditors, who issued an unmodified opinion on March 22, 2023. The comparative amounts related to the individual and consolidated statements of value added (DVA) for the year ended December 31, 2022, were submitted to the same audit procedures by those independent auditors and, based on their examination, those auditors issued an unmodified opinion.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with Accounting Practices Adopted in Brazil, and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and subsidiaries financial reporting process.

Auditors' responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

— Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

— Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control.

— Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

— Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

— Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

— Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, including, when applicable, the actions taken to eliminate the threats or safeguards applied by the Company.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matter. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 18, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6
Original report in Portuguese signed by

Fernando Rodrigues Nascimento
Accountant CRC 1SP244524/O-1

Braskem S.A.

Statement of financial position at December 31

All amounts in millions of Reais

Assets	Note	Consolidated 2023	Consolidated 2022	Parent company 2023	Parent company 2022
Current assets					
Cash and cash equivalents	5	14,187	12,466	8,658	4,187
Financial investments	6	4,956	2,295	4,812	2,129
Trade accounts receivable	7	2,910	3,232	2,971	2,978
Inventories	8	12,532	14,030	9,263	10,137
Taxes recoverable	10	1,461	1,156	783	863
Recoverable income taxes	21.1	428	392	223	315
Derivatives	19.5	137	158	70	57
Other receivables		830	728	610	574
		37,441	**34,457**	**27,390**	**21,240**
Non-current assets					
Taxes recoverable	10	1,370	1,618	1,073	1,182
Recoverable income taxes	21.1	292	253	292	253
Deferred tax assets	21.2	6,443	6,359	5,846	5,771
Judicial deposits		178	215	169	206
Derivatives	19.5	210	72	132	72
Other receivables		309	188	119	115
Investments	11	165	149	21,909	22,761
Property, plant and equipment	12	38,405	37,763	16,430	16,868
Intangible assets	13	3,108	3,022	2,576	2,561
Right of use of assets	14 (a)	3,820	3,953	2,175	2,225
		54,300	**53,592**	**50,721**	**52,014**
Total assets		**91,741**	**88,049**	**78,111**	**73,254**

Braskem S.A.

Statement of financial position at December 31
All amounts in millions of Reais

Liabilities and shareholders' equity	Note	Consolidated 2023	Consolidated 2022	Parent company 2023	Parent company 2022
Current liabilities					
Trade payables	15	13,221	12,247	13,231	11,487
Borrowings and debentures	16	2,029	1,382	1,435	208
Braskem Idesa borrowings	17	739	868		
Derivatives	19.5	58	195		111
Payroll and related charges		828	828	599	580
Taxes payable	20	387	491	319	407
Income taxes payable		11	381		
Sundry provisions	22	1,282	923	1,197	843
Accounts payable to related parties	9(c)			1,252	1,103
Geological event in Alagoas	24	2,759	4,248	2,759	4,248
Lease	14 (b)	978	1,040	538	507
Other payables		2,202	1,583	1,556	823
		24,494	**24,186**	**22,886**	**20,317**
Non-current liabilities					
Borrowings and debentures	16	40,207	34,334	8,245	8,100
Braskem Idesa borrowings	17	10,511	10,502		
Derivatives	19.5	141	82		82
Taxes payable	20	206	298		2
Accounts payable to related parties	9(c)			35,886	29,219
Loan from non-controlling shareholders of Braskem Idesa	9(a)	2,490	2,498		
Deferred tax liabilities	21.2	1,677	1,153		
Post-employment benefits	25.3(a)	567	494	369	325
Provision for losses on subsidiaries	11(b)			13	903
Legal provisions	23	1,095	1,171	1,089	1,164
Sundry provisions	22	943	1,357	887	1,287
Geological event in Alagoas	24	2,481	2,379	2,481	2,379
Lease	14 (b)	2,955	3,201	1,791	1,945
Other payables		695	286	472	209
		63,968	**57,755**	**51,233**	**45,615**
Shareholders' equity	26				
Capital		8,043	8,043	8,043	8,043
Capital reserve and treasury shares		27	17	27	17
Profit reserves			1,826		1,826
Additional paid in capital		(488)	(488)	(488)	(488)
Other comprehensive loss		(852)	(2,076)	(852)	(2,076)
Accumulated losses		(2,738)		(2,738)	
Total attributable to the Company's shareholders		3,992	7,322	3,992	7,322
Non-controlling interest in subsidiaries		(713)	(1,214)		
		3,279	6,108	3,992	7,322
Total liabilities and shareholders' equity		**91,741**	**88,049**	**78,111**	**73,254**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of profit or loss
Years ended December 31
All amounts in millions of Reais, except earnings (loss) per share

	Note	Consolidated 2023	Consolidated 2022	Parent company 2023	Parent company 2022
Net revenue	28	70,569	96,519	48,647	68,091
Cost of products sold	30	(67,548)	(85,161)	(49,247)	(63,274)
Gross profit (loss)		**3,021**	**11,358**	**(600)**	**4,817**
Income (expenses)					
Selling and distribution	30	(1,916)	(2,108)	(1,039)	(1,198)
Loss for impairment of trade accounts receivable and others from clients	30	(83)	(38)	(90)	(6)
General and administrative	30	(2,472)	(2,764)	(1,689)	(1,792)
Research and development	30	(383)	(374)	(196)	(204)
Results from equity-accounted investees	11(b)	7	35	2,692	3,179
Other income	30	1,769	507	1,599	306
Other expenses	30	(2,735)	(2,344)	(2,683)	(2,259)
(Loss) profit before financial results and taxes		**(2,792)**	**4,272**	**(2,006)**	**2,843**
Financial results	31				
Financial expenses		(5,589)	(5,066)	(5,316)	(4,514)
Financial income		1,678	1,374	1,300	1,065
Derivatives and exchange rate variations, net		511	(533)	90	(625)
		(3,400)	**(4,225)**	**(3,926)**	**(4,074)**
(Loss) profit before income tax		**(6,192)**	**47**	**(5,932)**	**(1,231)**
Income taxes	21.1(c)	1,302	(868)	1,353	895
Loss for the year		**(4,890)**	**(821)**	**(4,579)**	**(336)**
Attributable to:					
Company's shareholders		(4,579)	(336)	(4,579)	(336)
Non-controlling interest in subsidiaries		(311)	(485)		
Loss for the year		**(4,890)**	**(821)**	**(4,579)**	**(336)**
Loss per share - basic and diluted - R$	27				
Basic					
Common		(5.7458)	(0.4215)	(5.7458)	(0.4215)
Preferred shares class "A"		(5.7458)	(0.4215)	(5.7458)	(0.4215)
Preferred shares class "B"		(5.7458)	(0.4215)	(5.7458)	(0.4215)
Diluted					
Common		(5.7458)	(0.4215)	(5.7458)	(0.4215)
Preferred shares class "A"		(5.7458)	(0.4215)	(5.7458)	(0.4215)
Preferred shares class "B"		(5.7458)	(0.4215)	(5.7458)	(0.4215)

The notes are an integral part of the consolidated and parent company financial statements.

Statement of other comprehensive (loss) income
Years ended December 31
All amounts in millions of Reais

		Consolidated		Parent company	
	Note	2023	2022	2023	2022
Loss for the year		(4,890)	(821)	(4,579)	(336)
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		150	293	150	293
		150	293	150	293
Exchange variation of foreign sales hedge, net of taxes	19.6(a)	2,359	2,060	2,359	2,060
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	19.6(b)	1,497	787	1,123	590
		3,856	2,847	3,482	2,650
Foreign subsidiaries currency translation adjustment		(2,464)	(1,806)	(2,373)	(1,902)
Total		1,542	1,334	1,259	1,041
Item that will not be reclassified to profit or loss					
Actuarial gain (loss) with post-employment benefits, net of taxes		(85)	10	(85)	10
Total		(85)	10	(85)	10
Total comprehensive (loss) income for the year		(3,433)	523	(3,405)	715
Attributable to:					
Company's shareholders		(3,405)	715		
Non-controlling interest in subsidiaries		(28)	(192)		
Total comprehensive (loss) income for the year		(3,433)	523		

The notes are an integral part of the consolidated and parent company financial statements.

Statement of changes in equity
Years ended December 31
All amounts in millions of Reais

															Parent company and Consolidated
													Parent company		Consolidated
										Attributed to shareholders' interest					
			Capital reserve and treasury shares					Profit reserves							
	Note	Capital	Long-term incentive plans	Treasury shares	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive loss	Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
As of January 1, 2022		8,043	32	(38)	3	473	1,018	644	1,350	(488)	(3,170)		7,867	(1,662)	6,205
Comprehensive income for the year:															
Loss for the year												(336)	(336)	(485)	(821)
Exchange variation of foreign sales hedge, net of taxes											2,650		2,650	197	2,847
Fair value of cash flow hedge, net of taxes											293		293		293
Actuarial gain with post-employment benefits, net of taxes											10		10		10
Foreign subsidiaries currency translation adjustment											(1,902)		(1,902)	96	(1,806)
											1,051	(336)	715	(192)	523
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes											(27)	27			
Long term incentive plan			7										7		7
Fair value adjustments of non-controlling subsidiaries														610	610
Exchange variation in hyperinflationary economy, net of taxes											70		70		70
			7								43	27	77	610	687
Contributions and distributions to shareholders:															
Incentive long term plan payments with treasury shares				10	3								13		13
SUDENE tax incentive supplement							109					(109)			
Acquisition of subsidiary with non-controlling interests														31	31
Additional dividends approved in the board meeting									(1,350)				(1,350)		(1,350)
Absorption of losses								(418)				418			
Proposed dividends														(1)	(1)
				10	3		109	(418)	(1,350)			309	(1,337)	30	(1,307)
As of December 31, 2022		8,043	39	(28)	6	473	1,127	226		(488)	(2,076)		7,322	(1,214)	6,108
Comprehensive income for the year:															
Loss for the year												(4,579)	(4,579)	(311)	(4,890)
Exchange variation of foreign sales hedge, net of taxes											3,482		3,482	374	3,856
Fair value of cash flow hedge, net of taxes											150		150		150
Actuarial loss with post-employment benefits, net of taxes											(85)		(85)		(85)
Foreign subsidiaries currency translation adjustment											(2,373)		(2,373)	(91)	(2,464)
											1,174	(4,579)	(3,405)	(28)	(3,433)
Equity valuation adjustments:															
Realization of deemed cost of parent company, net of taxes											(15)	15			
Long term incentive plan, net of taxes			(2)										(2)		(2)
Fair value adjustments of trade accounts receivable, net of taxes											5		5		5
Exchange variation in hyperinflationary economy, net of taxes											60		60		60
			(2)								50	15	63		63
Contributions and distributions to shareholders:															
Incentive long term plan payments with treasury shares				28	(16)								12		12
Proceeds from sale of non-controlling interests	1													316	316
Capital increase from controlling interests														168	168
Other														(5)	(5)
Acquisition of subsidiary with non-controlling interests														62	62
Proposed dividends														(12)	(12)
Absorption of losses						(473)	(1,127)	(226)				1,826			
				28	(16)	(473)	(1,127)	(226)				1,826	12	529	541
As of December 31, 2023		8,043	37		(10)					(488)	(852)	(2,738)	3,992	(713)	3,279

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of cash flow
Years ended December 31
All amounts in millions of Reais

		Consolidated		Parent company	
	Note	2023	2022	2023	2022
(Loss) profit before income tax		(6,192)	47	(5,932)	(1,231)
Adjustments for reconciliation of profit or loss					
Depreciation and amortization	30	5,206	4,733	3,524	3,161
Results from equity-accounted investees	11(b)	(7)	(35)	(2,692)	(3,179)
Interest foreign exchange gain/losses		2,683	2,703	4,179	3,707
Provisions, net		(195)	370	10	370
Provision - geological event in Alagoas	24	2,307	1,520	2,307	1,520
Loss for impairment of trade accounts receivable and others from clients	30	83	38	90	6
Provision for impairment and loss on sale or property, plant and equipment		196	131	100	136
		4,081	**9,507**	**1,586**	**4,490**
Changes in operating working capital					
Financial investments		(2,279)	1,530	(2,547)	1,552
Trade accounts receivable		72	3,661	(114)	2,386
Inventories		1,811	2,138	877	1,682
Taxes recoverable		282	682	402	514
Other receivables		(216)	311	(1)	281
Trade payables		1,950	514	2,352	(1,964)
Taxes payable		(209)	(1,009)	2	(343)
Sundry provisions		(476)	(725)	(586)	(712)
Geological event in Alagoas	24	(2,686)	(2,743)	(2,686)	(2,743)
Other payables		(186)	(389)	62	(233)
Cash generated (used in) from operations		**2,144**	**13,477**	**(653)**	**4,910**
Interest paid		(3,550)	(2,905)	(1,071)	(515)
Income taxes		(866)	(1,621)	(210)	(1,630)
Net cash generated (used in) from operating activities		**(2,272)**	**8,951**	**(1,934)**	**2,765**
Proceeds from the sale of fixed and intangible assets		72	2	37	2
Dividends received		11	6	3,442	2,242
Additions of investments in subsidiaries		(78)	(107)	(1,232)	(28)
Additions of property, plant and equipment and intangible assets		(4,530)	(4,848)	(3,347)	(3,716)
Net cash used in investing activities		**(4,525)**	**(4,947)**	**(1,100)**	**(1,500)**
Borrowing and debentures					
Issued		10,991	6,418	1,761	6,418
Payments		(2,155)	(3,856)	(103)	(1,151)
Braskem Idesa borrowings					
Issued		1,233			
Payments		(576)	(45)		
Related parties					
Acquired				9,417	1,751
Payments				(2,859)	(4,487)
Loan payment from non-controlling shareholders of Braskem Idesa			(34)		
Lease	14(b)	(1,209)	(929)	(711)	(558)
Dividends paid		(7)	(1,350)		(1,349)
Proceeds from the sale of investments		316			
Proceeds from non-controlling interests capital contributions		280	21		
Net cash generated from financing activities		**8,873**	**225**	**7,505**	**624**
Exchange variation on cash of foreign subsidiaries		(355)	(444)		
Increase in cash and cash equivalents		**1,721**	**3,785**	**4,471**	**1,889**
Represented by					
Cash and cash equivalents at the beginning of the year		12,466	8,681	4,187	2,298
Cash and cash equivalents at the end of the year		14,187	12,466	8,658	4,187
Increase in cash and cash equivalents		**1,721**	**3,785**	**4,471**	**1,889**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in millions of Reais

	Consolidated		Parent company	
	2023	2022	2023	2022
Revenue	**82,692**	**111,139**	**60,484**	**82,530**
Sale of goods, products and services	81,338	111,375	59,302	82,849
Other income, net	1,437	(198)	1,272	(313)
Loss for doubtful accounts	(83)	(38)	(90)	(6)
Inputs acquired from third parties	**(73,207)**	**(93,587)**	**(55,538)**	**(72,308)**
Cost of products, goods and services sold	(68,258)	(88,895)	(53,696)	(70,130)
Material, energy, outsourced services and others	(4,879)	(4,603)	(1,814)	(2,090)
Gain of assets	(70)	(89)	(28)	(88)
Gross value added	**9,485**	**17,552**	**4,946**	**10,222**
Depreciation, amortization and depletion	(5,206)	(4,733)	(3,524)	(3,161)
Net value added produced by the Company	**4,279**	**12,819**	1,422	**7,061**
Value added received in transfer	**3,237**	**2,678**	**4,329**	**4,489**
Results from equity-accounted investees	7	35	2,692	3,179
Financial income	3,230	2,643	1,637	1,310
Total value added to distribute	**7,516**	**15,497**	**5,751**	**11,550**
Personnel	**2,175**	**2,024**	**1,292**	**1,262**
Direct compensation	1,696	1,587	951	941
Benefits	379	354	239	236
FGTS (Government Severance Pay Fund)	100	83	102	85
Taxes, fees and contribuitions	**3,290**	**7,205**	**3,185**	**4,950**
Federal	(59)	2,765	(132)	580
State	3,297	4,351	3,297	4,351
Municipal	52	89	20	19
Remuneration on third parties' capital	**6,941**	**7,089**	**5,853**	**5,674**
Financial expenses	6,599	6,815	5,533	5,332
Rentals	342	274	320	342
Remuneration on own capital	**(4,890)**	**(821)**	**(4,579)**	**(336)**
Loss for the year	(4,579)	(336)	(4,579)	(336)
Non-controlling interest in subsidiaries	(311)	(485)		
Value added distributed	**7,516**	**15,497**	**5,751**	**11,550**

The notes are an integral part of the consolidated and parent company financial statements.

Summary of Notes

All amounts in millions of Reais, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or "Braskem" is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

Operations of subsidiary Braskem Idesa S. A. P. I. ("Braskem Idesa")

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. ("Advario") to sell 50% of the capital stock of Terminal Química Puerto México ("Terminal Química"), held by Braskem Idesa, the subsidiary of Braskem Idesa responsible for developing and operating the ethane import terminal in Mexico. In March 2023, the conditions for the conclusion of the agreement were met and Advario made the payment of R$ 316 to Braskem Idesa for the 50% non-controlling interest in Terminal Química. Braskem Idesa maintains control over Terminal Química due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations.

In addition, after the sale of non-controlling interest, Advario and Braskem Idesa made a capital contribution of R$ 193 each (R$ 169 subscribed and R$ 24 as advance for future capital increase)

In February 2023, Terminal Química signed a contract with ASIPONA ("Administraciones del Sistema Portuario Nacional") to operate a dock that will serve as reception for the import of ethane at the port of Coatzacoalcos.

In November 2023, Terminal Química concluded the process to obtain financing in the amount of R$ 1,975 (US$ 408). To date, R$ 769 (US$157) has been withdrawn to build the ethane import terminal.

Agreement for incorporation of the subsidiary Braskem Siam Company Limited ("Braskem Siam")

On August 16, 2023, the Company, through its subsidiaries Braskem Netherlands B.V. ("Braskem Netherlands") and Braskem Europe GmbH ("Braskem Germany"), signed an agreement with Thai Polyethylene Company Limited ("TPE"), a wholly-owned subsidiary of SCG Chemicals Public Company Limited, to establish Braskem Siam to conduct the engineering project of a bio-ethanol dehydration plant to produce bio-ethylene using the Ethanol-to-ethylene EverGreen™ technology. Braskem holds 51% interest equity in the established entity and control it due to its power over relevant activities of the subsidiary, exposure to variable returns and its ability to influence the economic result of operations. The Final Investment Decision (FID) of the project is scheduled for the last quarter of 2024, when Braskem and SCG will decide upon the continuation of the project.

2 Basis of preparation of the financial statements

2.1 Basis of accounting

The parent company financial statements were prepared and presented in accordance with the accounting practices adopted in Brazil. The accounting practices adopted in Brazil are those included in the Brazilian Corporation Law and the pronouncements, guidelines and technical interpretations issued by the Brazilian Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC") and the Securities and Exchange Commission of Brazil ("CVM").

The consolidated financial statements ("financial statements") were prepared and presented in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All significant information to financial statements, and only these information, is being disclosed and corresponds to that used by the Management in its activities.

The individual and consolidated Statement of Value Added ("DVA"), prepared in accordance with the criteria defined in Technical Pronouncement CPC 09, is required under Brazilian Corporation Law and the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information, without prejudice to the financial statements.

2.2 Basis of presentation

The financial statements were prepared under the historical cost basis, unless stated otherwise in the accounting policies. These financial statements have been prepared on a going concern basis.

The material accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented.

The issue of these financial statements was authorized by the Executive Board, on March 18, 2024.

All amounts in millions of Reais, except as otherwise stated

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Braskem S.A. and the following entities:

		Headquarter	Total and voting interest (%) 2023	2022
Direct subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100	100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100	100
Braskem Finance Limited ("Braskem Finance")		Cayman	100	100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100	100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100	100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100	100
Braskem Ventures Ltda. ("Braskem Ventures")	(i)	Brazil	100	100
Cetrel S.A. ("Cetrel")		Brazil	63.7	63.7
Voqen Energia Ltda. ("Voqen")		Brazil	100	100
Wise Plásticos Ltda ("Wise")	(ii)	Brazil	61.1	
Special Purpose Entities				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado		Brazil	100	100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado		Brazil	100	100
Indirect subsidiaries				
B&TC B.V. ("B&TC")		Netherlands	60	60
Braskem America Finance Company ("Braskem America Finance")		USA	100	100
Braskem America, Inc. ("Braskem America")		USA	100	100
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100	100
Braskem Green S.A.	(iii)	Brazil	100	100
Braskem Idesa		Mexico	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico	75	75
Braskem India Private Limited ("Braskem India")		India	100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico	100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands	100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands	100	100
Braskem Siam	(iv)	Thailand	51	
Braskem Trading & Shipping B.V. ("BTS")	(v)	Netherlands	100	
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.7	63.7
ER Plastics B.V. ("ER Plastics")		Netherlands	60	60
Terminal Química	(vi)	Mexico	37.5	75

(i) Braskem Ventures represents the brand Oxygea, which is a Hub whose purpose is to foster the creation and development of new business initiatives with startups.

(ii) In February 2023, Braskem acquired a 61.1% ownership interest in Wise, a Brazilian company engaged in mechanical recycling. The consideration transferred of this acquisition was R$ 173, and goodwill generated was R$ 75.

(iii) In December 2023, Braskem transferred 100% of shares to Braskem Holanda (see Note 11a(i)).

(iv) Company incorporated in 2023 as described in Note 1.

(v) Company incorporated in September 2023 to provide service of maritime freight and the sale and purchase transactions of chemical and petrochemical products.

(vi) In March 2023, Braskem Idesa sold 50% of their non-controlling interest in Terminal Química (Note 1).

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements as from the date the Company obtains control until the date of the loss of control.

In the Parent Company's financial statements, the subsidiaries' financial information is recognized through the equity method.

(b) Equity method Investees

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associates and joint ventures.

Associates are those in which the Company, directly or indirectly, has significant influence, but not control or shared control, over the financial and operating policies. To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. After initial recognition, the consolidated financial statements include the Company's interest in the net profit or loss for the fiscal year profit or loss and other comprehensive (loss) income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Brazilian Real at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Brazilian Real at the average monthly exchange rates. Foreign currency differences (Note 2.4) from translation to presentation currency are recognized in other comprehensive (loss) income.

Since Argentina's economy is considered hyperinflationary, to translate the financial information of the subsidiary Braskem Argentina, the assets, liabilities, equity, income and expenses are translated into Brazilian Real at the exchange rate at the reporting date.

(d) Transactions eliminated in consolidation

Intragroup balances and transactions and any unrealized revenues or expenses arising from intragroup transactions are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

All amounts in millions of Reais, except as otherwise stated

2.4 Functional and foreign currency

These financial statements are presented in Brazilian Real, which is the functional currency of the Parent Company. All amounts have been rounded to the nearest million, unless otherwise stated.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

	Functional currency
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Sofom, Braskem Holanda Green, BTS, Braskem Siam e Terminal Química.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilean peso
Braskem Índia	Rupee

2.5 New standards or amendments for the current fiscal year and future requirements

(a) New standards and pronouncements adopted in the current fiscal year

In the current fiscal year, the Company identified a series of amendments under the IFRS and CPC accounting standards that became effective for accounting periods starting on or after January 1, 2023:

(a.1) Deferred taxes related to assets and liabilities arising from a single transaction (amendments to IAS 12)

The Company adopted deferred tax related to assets and liabilities arising from a single transaction (amendments to CPC 32/IAS 12) from January 1, 2023. The amendments narrow the scope of initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences.

The main effect on the Company was related to the deferred taxes arising from leases. Previously, deferred tax on leases was recorded applying the "integrally linked" approach, resulting in a similar outcome as under the amendments, except for deferred tax asset or liability that was recognized on a net basis.

Following the amendments, the Company recognized a separate deferred tax asset from its lease liabilities and a separate deferred tax liability from its right-of-use assets. However, there was no impact on statement of financial position since balances are qualified for offsetting, The amendments also had no impact on retained earnings and accumulated losses as of January 1, 2022. The main impact is related to the disclosure of recognized deferred tax assets and liabilities.

(a.2) International Tax Reform - Pillar two model rules (Amendments to IAS 12)

The Company is within the scope of the International Tax Reform – Pillar two model rules and operates in Netherlands and Germany, which have already passed the new legislation to implement the complementary global minimum tax rate. However, once the tax legislation recently passed in both countries will become effective only from January 1, 2024, there is no tax impact on the fiscal year ended December 31, 2023.

In accordance with amendments to CPC 32 and IAS 12 in effect on December 31, 2023, the Company applied mandatory temporary exemption to the recognition of deferred taxes for the impacts of the complementary tax rate and assessed the new disclosures required about Pillar Two exposures.

All amounts in millions of Reais, except as otherwise stated

The Company may be subject to top-up tax in relation to its operations in the Netherlands, starting on January 1, 2024, depending on the profit of each type of business, there is a possibility that the effective rate in the Netherlands may vary by less or even more than 15%.

(a.3) Other amendments

Other amendments to IFRS and CPCs that were mandatory for accounting periods starting on or after January 1, 2023 but did not have any material impact on the disclosures or amounts presented in these financial statements are presented below:

- Definition of accounting estimates (amendments to CPC 23/IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to CPC 26(R1)/IAS1 and IFRS Practice Statement 2).

- Insurance contracts (CPC 50/IFRS 17).

(b) Future requirements

The amended standards already issued but not yet effective as of the reporting date are described below:

- Classification of liabilities as current or non-current (amendments to CPC 26(R1)/IAS 1) – Effective on January 1, 2024.

- Non-current liabilities with covenants (amendments to CPC 26/IAS 1) – Effective on January 1, 2024.

- Lease liabilities in a sale and leaseback (Amendments to CPC 06/IFRS 16) – Effective on January 1, 2024.

- Supplier finance arrangements (amendments to CPC 40/IFRS 7 and CPC 03/IAS 7) – Effective on January 1, 2024.

- Lack of exchangeability (amendments to CPC 02/IAS 21) – Effective on January 1, 2025.

The Company plans to adopt these amended standards, when they become effective and are required. Management does not expect the adoption of the standards listed above to have a significant impact on the Company's financial statements in future periods.

All amounts in millions of Reais, except as otherwise stated

3 Application of estimates and judgments

In preparing these financial statements, Management has made judgments and estimates that affect the application of the Company' accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results can differ from these estimates due to differences in the variables, assumptions or conditions used in making estimates.

Judgments and estimates are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are deemed reasonable under the circumstances. Revision to estimates is recognized prospectively.

Critical judgments and estimates applied by the Company in the preparation of these financial statements are presented in the following notes:

3.1 Judgments

Information about judgments made on applying accounting policies that have significant effects on amounts recognized in the financial statements are included in the following notes:

- **Note 19.2:** Application of hedge accounting: judgment to define forecast percentage of recurring revenues for which there is a high probability of occurring;

- **Note 14(c):** lease term: whether the Company will exercise renewal options; and

- **Note 15:** reverse factoring operations: presentation of amounts related to supply chain financing arrangements in the statements of financial position and in the statement of cash flows.

3.2 Assumptions and estimates uncertainties

Information on assumptions and uncertainties of estimates at the reporting date that have a significant risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next fiscal year is included in the following notes:

- **Note 12(b) and 13:** Impairment test of property, plant and equipment, intangibles and goodwill: Determination of the discount rate and the recoverable amount of property, plant and equipment, intangibles and goodwill;

- **Note 19.3:** Fair value of financial instruments: Determination of the fair value of financial instruments;

- **Note 21.2:** Recognition of deferred tax assets: Expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized;

- **Note 22(a):** Recognition and measurement of provisions for recovery of environmental damages: identifying potential environmental impacts, evaluating technical solutions and time of the remediation involve judgment as to the probability and magnitude of the outflow of resources;

- **Note 23:** Recognition and measurement of provisions for tax, labor and civil lawsuits: judgement on interpretation of the matter under discussion and estimate as to the probability and magnitude of the outflow of resources; and

- **Note 24:** Recognition and measurement of provision for costs arising from the geological event in Alagoas: Uncertainties regarding the outcome of actions to close and monitor wells, future studies by experts, changes related to the dynamics of the geological event and individual lawsuits, which could affect the probability and magnitude of the outflow of resources.

4 Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

The Company adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is reviewed by the Board of Directors quarterly. The purpose of risk management is to protect the Company's cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1 Market risks

The Company prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 19.8.

Management of the interest rate benchmark reform and associated risks

Overview

The replacement of interbank offered rates ("IBORs") for alternative, nearly risk-free interest rates (RFRs, or "Risk-Free Rates") was concluded, with IBORs being discontinued in June 2023.

The Company used IBORs as reference rates on several of its financial instruments, and due to this discontinuation, the Company took measures to replace such reference rates. While the transition forced modifications on contracts that used IBORs as reference rates, the Company had no significant impact on its risk management after its completion.

Derivatives

The derivative instruments traded on over-the-counter market are governed by contracts based on the International Swaps and Derivatives Association ("ISDA") and agreed with counterparties in the international banking market.

As part of the IBOR reform, the ISDA published a protocol that changed all agreements to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol came into force as of January 25, 2021. The Company already have carried out its adoption.

Liabilities

As of December 31, 2023, the Company had already conducted the transition of its bank loans with interest rates linked to LIBOR in US$ (see notes 16 and 17). The benchmark interest rate of these loans was changed to guaranteed forward rates at the Security Overnight Financing Rate (SOFR).

(a) Exposure to commodity price risks

The main purposes of the commodity price risk management are:

- Identifying potential origins of this risk;
- Defining mitigation controls;
- Establishing limits and powers to execute commodity derivative operations; and
- Defining the controls of transactions.

The commodity price risk arises from the dependence of the Company costs and revenues on commodity prices in the global market. In general, there is a strong correlation between prices of raw materials acquired for production and of the products sold in the petrochemical industry, forming a natural hedge. Mismatches inherent to the business may lead to occasional net risk exposures, which will be assessed and treated, such as: (i) when time lags between the pricing of the Company's raw materials and finished products creates a mismatch between prices, increasing the volatility of the petrochemical margin; (ii) one-off sales contracts at fixed prices without hedging the price of raw materials; and (iii) when different petrochemical price references have different levels of volatility and correlations between them.

The Company actively manages pricing periods and indexers, considering the following exposure allocation conditions: (i) always observing the market conditions associated with the profile of indexes and the Company's operating dynamics; (ii) in case of transactions for exchange of international references, indexes associated with the petrochemical market are considered; and (iii) not increasing the risk associated with its margin by fixating only the price of Braskem's own operating chain (raw materials or finished products).

In order to manage the Risk associated with commodity price, the Company may either (i) adopt negotiation measures with suppliers or clients or (ii) contracts derivative transactions, which should always respect the volumes associated with the identified exposures, not generating financial leverage.

(b) Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international US$ denominated references, the Company's sales in Brazil and Mexico are strongly correlated to the US$.

To mitigate the long-term exchange risk, since September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program, by US$ call and put option contracts, hedging expected cash flows over an 18-month horizon, as detailed in Note 19.5.

In addition to this program, to maintain the balance between the US$ denominated assets and liabilities exposure, as established in its Financial Policy, the Company will maintain at least 70% of the net debt exposed to the US$. If economic benefits are expected, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

(c) Exposure to interest rate risk

The Company is exposed to the risk that a variation in floating interest rates causes an increase in its financial expenses due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in SOFR. Debt denominated in R$ is mainly subject to the variation in the Interbank Certificate of Deposit ("CDI") rate.

All amounts in millions of Reais, except as otherwise stated

4.2 Exposure to credit risk

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap ("CDS") market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

As of December 31, 2023, 27% of the amounts recorded as "Cash and cash equivalents" (Note 5) and "Financial Investments" (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under "Borrowings" (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, the Company protects itself by performing analysis before granting credit and obtaining guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any impairment losses.

4.3 Liquidity risk

The Company has a calculation methodology to determine a minimum cash "monthly vision" (30-day horizon) and a minimum cash "yearly vision" (up to 12-month horizon) for the purpose of, respectively: (i) monitoring the liquidity needed to comply with obligations of the following month; and (ii) monitoring the Company´s liquidity during potential crisis.

The amounts to determine the minimum cash "yearly vision" are calculated based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash "monthly vision" consider the projected operating cash disbursement, debt service and investments in projects, as well as the planned disbursement for derivatives maturing in the period, among other items. According to its Financial Policy, the Company uses as a minimum cash the greater of these two references.

In December 2021, the Company, in keeping with its commitment to maintain its financial liquidity, renewed an international revolving credit facility in the amount of R$ 5.2 billion (US$1 billion), which expires in 2026. This credit line may be used without restrictions to improve the Company's credit liquidity or in the event of deterioration in the macroeconomic scenario. As of December 31, 2023, this new credit line had not been used.

Braskem's financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 22), are shown in the table below. These amounts are calculated based on cash flows not discounted that consider future financial charges and may not be reconciled with the amounts disclosed in the statement of financial position.

All amounts in millions of Reais, except as otherwise stated

					Consolidated
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	13,522				13,522
Borrowings and debentures	2,138	3,000	11,197	64,359	80,694
Braskem Idesa borrowings	950	71	979	15,403	17,402
Derivatives	60	27	105	29	222
Loan to non-controlling shareholder of Braskem Idesa				3,288	3,288
Leniency agreement	847	206			1,053
Lease	1,347	932	1,817	1,282	5,377
At December 31, 2023	**18,864**	**4,236**	**14,098**	**84,361**	**121,558**
Interest discounted to present value	(1,000)	(2,773)	(1,956)	(41,484)	(47,213)
Carrying amount	**17,864**	**1,463**	**12,141**	**42,877**	**74,345**

4.4 Capital management

The Company's policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The capital structure, according to the Management view, considers the balance between own capital and net debt. This composition meets the Company's policy of providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration. The company's capital structure was in 2023 and 2022 as follows (Ex-Braskem Idesa):

Capital structure	2023		2022	
Equity attributable to the Company's shareholders	3,992	5.87%	7,322	11.31%
Third-party capital	64,038	94.13%	57,445	88.69%
Total	**68,030**	**100%**	**64,767**	**100%**

Due to the impact of US$ on the Company's operations, Management believes that the own capital used for capital management purposes should be measured in US$. Moreover, the Company may temporarily maintain another capital structure, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa and other subsidiaries with non-controlling interest, whose specific management is concentrated at the subsidiaries level.

All amounts in millions of Reais, except as otherwise stated

5 Cash and cash equivalents

		Consolidated		Parent company	
		2023	2022	2023	2022
Cash					
Domestic market		1,555	517	1,553	515
Foreign market	(i)	3,784	5,557		
Cash equivalents					
Domestic market		7,186	3,685	7,105	3,672
Foreign market	(i)	1,662	2,707		
Total		14,187	12,466	8,658	4,187

(i) On December 31, 2023, includes the amount of R$ 1,284 of cash and R$ 278 of cash equivalents (2022: R$ 932 of cash and R$ 1,252 of cash equivalents) of Braskem Idesa and its subsidiaries, which cannot be used by the other subsidiaries of the Company.

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 6).

The cash equivalents abroad consist of Time Deposit and interest bearing accounts.

6 Financial investments

		Consolidated		Parent company	
		2023	2022	2023	2022
Fair value through profit or loss					
LFT's and LF's	(i)	4,680	1,789	4,638	1,766
Restricted funds investments	(ii)	164	305	147	288
Other		130	218	27	75
Total		4,974	2,312	4,812	2,129
Current assets		4,956	2,295	4,812	2,129
Non-current assets	(iii)	18	17		
Total		4,974	2,312	4,812	2,129

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions, whose purpose is the immediate negotiation or future sale.

(ii) Includes the following amounts: R$ 115 (2022: R$ 175) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 24.1(i)); and R$ 49 (2022: R$ 130) that its use depends on complying with the contractual obligations of the debentures and borrowings. See Note 15(e).

(iii) On the statement of financial position, the balance of non-current assets is presented under Other receivables.

All amounts in millions of Reais, except as otherwise stated

In 2023, financial investments and cash equivalents (Note 5) in Brazilian Real had an average yield of 101.37% of the CDI p.a. (2022: 102.59%) and financial investments and cash equivalents in foreign currency (Note 5) had an average yield of 5.30% p.a. (2022: 1.18%).

7 Trade accounts receivable

The Company's average receivables term is generally 30 days, therefore, the carrying value of the trade accounts receivable approximates their fair value.

The Company realizes part of its trade accounts receivable through the sale of trade accounts receivable to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of December 31, 2023, the amounts of trade accounts receivable transferred and derecognized maturing after December 31, 2023 was R$ 2.5 billion in the Parent Company and R$ 4.1 billion in the Consolidated (2022: R$ 2.9 billion in the Parent Company and R$ 3.5 billion in the Consolidated).

Loss recognized at the date of transfer of the abovementioned receivables was R$ 45 in the Parent Company and R$ 56 in the Consolidated (2022: R$ 66 in the Parent Company and R$ 73 in the Consolidated), recorded under financial expenses.

	Note	Consolidated		Parent company	
		2023	2022	2023	2022
Customers					
Domestic market					
Third parties		1,273	1,533	1,151	1,418
Related parties	9	14	14	32	36
		1,287	1,547	1,183	1,454
Foreign market					
Third parties		1,808	1,797	421	278
Related parties	9			1,526	1,322
		1,808	1,797	1,947	1,600
Expected credit losses	(i)	(185)	(112)	(159)	(76)
Total		**2,910**	**3,232**	**2,971**	**2,978**

(i) The Company recognizes provision for credit losses ("ECL") for trade accounts receivable based on the criteria and assumptions presented below, by applying a matrix of ECL measurement, using information that reflect current and future conditions, to the extent such data are available.

Criterion	Assumptions
Receivables overdue for up to 180 days and coming due, weighing each client's operation risk	Percentages defined for receivables are based on the historical average delay in the last two years for the similar maturity periods and risk rating.
Receivables under renegotiation process	The provisioning percentage for renegotiations considers a performance study of past renegotiations, adjusted to each specific case.
Receivables overdue for more than 180 days, receivables in collection by the courts and receivables from clients classified as very high risk	For these receivables, the Company understands there was significant deterioration of credit risk, and the loss is estimated at the total value of the receivables, except for receivables that are in the process of being paid.

All amounts in millions of Reais, except as otherwise stated

In credit risk management, guarantees are pledged by the counterparties, which mainly consist of sureties and letter of credit granted by prime banks (Only banks with the minimum risk classification equal to BBB- by Fitch Rating or Baa3 by Moody's Investor or BBB- by Standard & Poor's), credit insurance and mortgage assets. The guarantees obtained by the Company did not change significantly as of December 31, 2023, and 2022. The guarantees received are considered in measuring both the credit risk of each counterparty and the ECL.

For details on Company's policy and credit risk management see note 19.7(a).

The table below shows ECL by maturity:

	Consolidated			Parent company		
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total
Accounts receivables not past due	2,355	(128)	2,227	2,790	(115)	2,675
Past due securities:						
Up to 90 days	609	(4)	605	284	(2)	282
Between 91 to 180 days	85	(7)	78	20	(6)	14
Above 180 days	46	(46)		36	(36)	
Total	**3,095**	**(185)**	**2,910**	**3,130**	**(159)**	**2,971**

The changes in the expected credit loss are presented below:

	Consolidated		Parent company	
	2023	2022	2023	2022
Balance at the beginning of the year	(112)	(132)	(76)	(114)
Additions	(195)	(87)	(174)	(12)
Reversals	112	71	84	30
Write-off of receivables	14	36	7	20
Additions by acquired company	(4)			
Balance at the end of the year	(185)	(112)	(159)	(76)

Write-off

The gross carrying amount of a financial asset is written-off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

All amounts in millions of Reais, except as otherwise stated

8 Inventories

	Consolidated		Parent company	
	2023	2022	2023	2022
Finished goods	7,164	8,558	4,833	5,686
Semi-finished goods	505	663	505	663
Raw materials, production inputs and packaging	2,480	2,748	2,056	2,180
Maintenance materials	934	870	487	438
Advances to suppliers	157	124	90	103
Imports in transit	1,292	1,067	1,292	1,067
Total	12,532	14,030	9,263	10,137

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

In addition, net realizable value was reduced by R$ 192 (2022: increased by R$ 430). This impact was recognized as an income during 2023.

9 Related parties

Related-party transactions are carried out at previously agreed prices and conditions, in accordance with the Company's policy on related-party transactions. Related party transactions mainly refer to, but are not limited to:

Receivables: (i) receivables for sale of chemicals, petrochemicals, energy, resins, lease services and other products/services; (ii) dividends and interest on equity receivable; (iii) loans receivable and (iv) financial investments in exclusive fund.

Payables: (i) acquisition of raw materials such as ethane, propane, propylene, gas, etc., finished products, consumer goods, services of transportation, storage, maintenance of equipment and other services; (ii) loans payable; (iii) leases and (iv) dividends payable.

Amounts in profit or loss: (i) sale of chemicals, petrochemicals, lease services and other products/services; (ii) acquisition of raw materials, finished products and services; (iii) charges related to loans and exchange variation and (iv) financial income from investments in exclusive fund.

The following tables summarizes transactions with related parties:

All amounts in millions of Reais, except as otherwise stated

(a) Consolidated

	Balances at December 31, 2023				Balances at December 31, 2022			
Statement of financial position	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		8	6	14		12	2	14
Inventories (advance to suppliers)		56		56		61		61
Dividends and interest on capital			3	3			4	4
Other receivables - Related parties					11			11
Non-current								
Other receivables		26	30	56		6		6
Total assets		90	39	129	11	79	6	96
Liabilities								
Current								
Trade payables	33	1,057	13	1,103	126	138	14	278
Other payables		255		255		233		233
Non-current								
Trade payables					3			3
Loan from non-controlling shareholders of Braskem Idesa			2,490	2,490			2,498	2,498
Total liabilities	33	1,312	2,503	3,848	129	371	2,512	3,012

	Year ended December 31, 2023				Year ended December 31, 2022			
Transactions	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Sales of products		123	337	460		182	438	620
Purchases of raw materials, finished goods services and utilities	(254)	(16,185)	(155)	(16,595)	(334)	(22,900)	(25)	(23,259)
Financial income			434	434			190	190
Financial expenses			(141)	(141)	(1)	(34)	(149)	(184)
General and administrative expenses			(64)	(64)			(45)	(45)
Other income (expenses)	(11)	27	1	17		51		51

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A. and Vexty and Bioglycols LLC.

All amounts in millions of Reais, except as otherwise stated

(b) Parent Company

											Balances at December 31, 2023
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
Statement of financial position	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						3,899					3,899
Financial investments						4,779					4,779
Trade accounts receivable		1,390		23	113		18		8	6	1,558
Inventories (advance to suppliers)									56		56
Dividends and interest on capital							11			3	14
Other receivables - Related parties		34		9			4				47
Non-current											
Other receivables									26	30	56
Total assets		**1,424**		**32**	**113**	**8,678**	**33**		**90**	**39**	**10,409**
Liabilities											
Current											
Trade payables		9,606		11			35	32	1,057	13	10,754
Accounts payable to related parties											
Advance to export		5	1,065	13							1,083
Other payables		169									169
Other									255		255
Non-current											
Accounts payable to related parties											
Advance to export			35,484	402							35,886
Total liabilities		**9,780**	**36,549**	**427**			**35**	**32**	**1,312**	**13**	**48,147**

											Year ended December 31, 2023
	Associates companies, Jointly-controlled investment and Associates companies							Related companies			
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		4,911		82	197		156		123	337	5,806
Purchases of raw materials, finished products services and utilities		(16,555)		(39)			(312)	(252)	(16,185)	(155)	(33,498)
Financial income	256	606	2,348	30		626				3	3,869
Financial expenses	(2)	(390)	(2,852)	(30)	(8)		(2)			(5)	(3,289)
General and administrative expenses										(61)	(61)
Other income (expenses)		(94)		8			3	(11)	27	1	(66)

(i) Braskem Chile, Braskem Idesa, Braskem Europe Alemanha, Wise, DAC., Voqen and Braskem Holanda Green and Braskem Ventures.
(ii) Borealis, Refinaria de Petróleo Riograndense S.A, Ventos de Santa Amélia Energia Renováveis S.A., Ventos de Santo Abelardo Energia Renováveis S.A., Ventos de Santo Artur Energia Renováveis S.A. and Vexty and Bioglycols LLC.

All amounts in millions of Reais, except as otherwise stated

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at December 31, 2022
Statement of financial position	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,075					1,075
Financial investments						2,015					2,015
Trade accounts receivable		1,207		6	109		22		12	2	1,358
Inventories (advance to suppliers)									61		61
Dividends and interest on capital										4	4
Other receivables - Related parties		27		13			1	11			52
Non-current											
Other receivables									6		6
Total assets		1,234		19	109	3,090	23	11	79	6	4,572
Liabilities											
Current											
Trade payables		8,489					22	126	138	14	8,789
Accounts payable to related parties											
Advance to export	24	6	878	14							922
Other payables		181									181
Other							3		233		236
Non-current											
Trade payables								3			3
Accounts payable to related parties											
Advance to export	653	10	28,124	433							29,220
Total liabilities	677	8,686	29,002	447			26	129	371	14	39,352

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Year ended December 31, 2022
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		6,237		75	527		188		182	438	7,647
Purchases of raw materials, finished products services and utilities		(24,140)					(223)	(333)	(22,900)	(25)	(47,621)
Financial income	164	369	1,882	28		510					2,953
Financial expenses	(101)	(107)	(2,413)	(33)	(9)		(2)	(1)	(34)	(7)	(2,707)
General and administrative expenses									(7)	(44)	(51)
Other income (expenses)		7							51		58

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel S.A, Lantana and Voqen Energia.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A and Vexty.

All amounts in millions of Reais, except as otherwise stated

(c) New and/or renewed agreements with related companies

As provided for in Braskem's bylaws, the Board of Directors has the exclusive power to approve any contract with related parties that exceed R$ 20 per transaction or R$ 60 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

- Tenenge Montagem e Manutenção Ltda. ("Tenenge")

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge, with duration from February 9, 2022 to July 31, 2023. The amount of the agreement was R$ 205.

Petrobras and its indirect joint ventures:

- Petrobras Transporte S.A. ("Transpetro")

In January 2021, the Company entered into an agreement with Transpetro involving the provision of services to Braskem, namely tanker vessel unloading in the Madre de Deus Waterway Terminal ("TEMADRE"), tank storage, product transportation via the pipeline "ORMADRE" that connects TEMADRE to REFMAT, and the transportation of naphtha via pipeline from TEMADRE to the facilities of the carrier located in the municipality of Camaçari/BA. The duration of the agreement is from February 1, 2021 to December 31, 2025, and the total estimated amount of the agreement is R$ 203.

- Petrocoque S.A. Indústria e Comércio ("Petrocoque")

In March 2021, the Company executed an amendment to extend the agreement with Petrocoque, for purchase of steam to be used as energy by Polyethylene plants. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$ 433 and is valid until March 2024.

- Refinaria Alberto Pasqualini ("REFAP")

In October 2021, the Company entered into a purchase agreement with Petrobras for 108 kton/year of polymer-grade propylene from REFAP, with delivery to Braskem's polypropylene industrial units, PP1 and PP2, in Triunfo, Rio Grande do Sul. This agreement was in force until October 31, 2022. The amount of the agreement was R$ 460.

- Refinaria Capuava ("RECAP")

In December 2021, the Company entered into a purchase agreement with Petrobras for 140 kton/year of polymer-grade propylene from RECAP, with delivery to Braskem's PP4 industrial unit ("PP4") in Mauá, São Paulo. This agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is estimated at R$ 3.3 billion for the purchase of propylene.

- Refinaria Duque de Caxias ("REDUC")

In December 2021, the Company entered into a purchase agreement with Petrobras for 100 kton/year of polymer-grade propylene from REDUC, with delivery to Braskem's PP5 industrial unit ("PP5") in Rio de Janeiro. This agreement is in force from January 1, 2022 to May 17, 2026. The maximum amount of the agreement is

All amounts in millions of Reais, except as otherwise stated

estimated at R$ 2.4 billion for the purchase of propylene.

- Refinaria Henrique Lage ("REVAP")

In December 2021, the Company entered into a purchase agreement with Petrobras for 120 kton/year and 40 kton/year of polymer-grade propylene from REVAP, with delivery to Braskem's PP3 and PP4 industrial units, respectively. This agreement is in force from January 1, 2022 to May 3, 2028 for the first 120 kton/year and from May 4, 2028 to June 30, 2029 for the remaining 40 kton/year. The maximum amount of the agreement is estimated at R$ 4.7 billion.

- Refinaria Planalto de Paulínia ("REPLAN")

In December 2021, the Company entered into a purchase agreement with Petrobras for 220 kton/year of polymer-grade propylene from REPLAN, with delivery to Braskem's PP3 industrial unit ("PP3") in Paulínia, São Paulo. This agreement is in force from January 1, 2022 to May 3, 2028. The maximum amount of the agreement is estimated at R$ 8.1 billion for the purchase of propylene.

- Refinaria Presidente Getúlio Vargas ("REPAR")

In December 2021, the Company entered into a purchase agreement with Petrobras for 150 kton/year of polymer-grade propylene from REPAR, with delivery to Braskem's PP3 and PP4 industrial units. This agreement is in force from January 1, 2022 to December 6, 2029. The maximum amount of the agreement is estimated at R$ 6.8 billion.

- Companhia de Gás da Bahia ("Bahiagás")

In December 2021, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline. This amendment was in force until December 2022. The amount of the amendment was R$ 924.

- Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás")

In March 2022, the Company entered into an amendment to the agreement with Sulgás to acquire natural gas, via a local gas distribution pipeline. This amendment was in force until June 2023. The amount of the amendment was R$ 246.

- Gás de Alagoas S.A. ("Algás")

In March 2022, the Company entered into an amendment to the agreement with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, in force until December 2024. The estimated value of the amendment is R$ 1.5 billion.

Since July 2022, Petrobras has no equity interest in Bahiagás, Sulgás and Algás and they ceased to be a related party to Braskem.

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest rate of 7% p.a.

All amounts in millions of Reais, except as otherwise stated

(d) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, were as follows:

	Consolidated	
Statement of profit or loss transactions	**2023**	**2022**
Remuneration		
Short-term benefits	63	83
Post-employment benefit	1	2
Long term incentive plan	10	17
Total	**74**	**102**

Compensation of the Company's key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 25).

10 Taxes recoverable

	Consolidated		Parent company	
	2023	2022	2023	2022
Parent Company and subsidiaries in Brazil				
Value-added tax on sales and services (ICMS)	604	410	604	410
ICMS - credits from PP&E	391	303	368	303
Social integration program (PIS) and social contribution on revenue (Cofins) (i)	353	560	353	552
PIS and Cofins - credits from PP&E	461	546	456	546
Other	81	243	75	234
Foreign subsidiaries				
Value-added tax ("VAT")	832	580		
Other	109	132		
Total	2,831	2,774	1,856	2,045
Current assets	1,461	1,156	783	863
Non-current assets	1,370	1,618	1,073	1,182
Total	2,831	2,774	1,856	2,045

(i) In August 2023, through Decree 11,668/2023, the Federal Government regulated the necessary conditions for the use of the Special Regime for the Chemical Industry (REIQ), applicable since January 1, 2023, as established in Federal Law 14,374/2022. For the year ended December 31, 2023, the Company, fully achieved all the conditions of said decree recognizing in net revenue the gain of R$ 297 of such tax credit.

All amounts in millions of Reais, except as otherwise stated

11 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

	Note	Net profit (loss) for the year		Equity	
		2023	2022	2023	2022
Direct subsidiaries					
BM Insurance		(1)	5	9	11
Braskem Argentina		(34)	(67)	16	59
Braskem Chile		5	11	56	57
Braskem Energy			1		
Braskem Finance		(14)	(120)		(903)
Braskem Holanda		2,677	3,238	21,189	22,062
Braskem Inc.			(17)		
Braskem México		(14)	4	377	365
Braskem Ventures	2.3(ii)	(27)	(4)	81	18
Cetrel		77	65	383	339
Voqen		21		49	
Wise	2.3(i)			131	
Indirect subsidiaries					
B&TC	2.3(iv)			55	58
Braskem Alemanha		263	1,361	4,688	5,758
Braskem America		243	1,547	4,406	5,336
Braskem America Finance		(15)	(14)	(240)	(243)
Braskem Holanda Finance		(77)	(62)	347	560
Braskem Holanda Inc		(62)	(30)	428	147
Braskem Green	(i)			868	
Braskem Idesa		(1,168)	(1,619)	(5,511)	(5,459)
Braskem Idesa Serviços		3	3	49	43
Braskem Índia				2	2
Braskem México Sofom		604	(285)	2,411	1,760
DAC		64	55	129	90
ER Plastics		(2)	(7)	(21)	(8)
Terminal Química		(82)		895	500
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.	(ii)	21	76	127	110
Bioglycols LLC	(iii)	(16)	(4)	77	81
Associate					
Borealis Brasil S.A.	(iv)	70	54	288	252

(i) Braskem carried out a capital increase of R$868 in Braskem Green through the transfer of assets. Subsequently, Braskem transferred 100% ownership of the shares in Braskem Green to Braskem Holanda, increasing Braskem Holanda's capital by the same amount.

(ii) The main activities of Refinaria de Petróleo Riograndense S.A. are the refining, processing and sale and import of oil, its by products and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2023 is 33.20% (2022: 33.20%).

(iii) Bioglycols was incorporated in March 2022. Its main activities are the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).

(iv) Borealis' main activities are the production and commercialization of petrochemical byproducts and correlated products. The percentage of Braskem's ownership interest in the capital of Borealis on December 31, 2023 is 20% (2022: 20%).

All amounts in millions of Reais, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

Investments				Results from equity-accounted						
	Balance at 2022	Capital increase (reduction)	Dividends and interest on equity	Effect of results	Elimination of profit in inventories	Other	Transfer of provision for losses in subsidiaries	Equity valuation adjustments (i)	Currency translation adjustments	Balance at 2023
Direct subsidiaries										
BM Insurance	11			(1)					(1)	9
Braskem Argentina	69			(34)	(38)		13	59	(69)	
Braskem Chile	63			4	(5)				(6)	56
Braskem Finance		969	(52)	(14)			(903)			
Braskem Holanda	21,908	879	(3,422)	2,697	30	(10)		1,132	(2,323)	20,891
Braskem México	364			(14)				(70)	26	306
Braskem Ventures	18	90		(27)						81
Cetrel	216		(21)	49						244
Voqen	28			21						49
Wise		173								173
Jointly-controlled investment										
RPR	37		(2)	7				1		43
Associate										
Borealis	47		(7)	17						57
Total	22,761	2,111	(3,504)	2,705	(13)	(10)	(890)	1,122	(2,373)	21,909
Provision for losses in subsidiaries										
Direct subsidiaries										
Braskem Finance	(903)						903			
Braskem Argentina							(13)			(13)
Total	(903)						890			(13)

(i) Equity valuation adjustments substantially refers to the effect of Hedge accounting recognized in equity of Braskem Holanda.

All amounts in millions of Reais, except as otherwise stated

(c) Impact on the consolidation of Braskem Idesa

The Company presents the summarized financial information of the subsidiary Braskem Idesa, which has a significant non-controlling interest:

	Braskem Idesa (i)	
Statements of financial position	**2023**	**2022**
Current assets	3,525	3,685
Non-current assets	16,477	16,108
Total assets	**20,002**	**19,793**
Current liabilities	2,138	2,427
Non-current liabilities	22,276	22,070
Total liabilities	**24,414**	**24,497**
Shareholders' equity	**(4,412)**	**(4,704)**
Total liabilities and shareholders' equity	**20,002**	**19,793**
Statement of profit or loss	**2023**	**2022**
Net revenue	4,455	5,953
Loss for the year	(1,361)	(1,527)
Statement of cash flows		
Net cash (used in) generated from operating activities	(863)	1,349
Net cash used in investing activities	(791)	(695)
Net cash generated from (used in) financing activities	927	(220)
Exchange variation on cash of foreign subsidiaries	105	(23)
(Decrease) increase in cash and cash equivalents	**(622)**	**411**

(i) Braskem Idesa with its subsidiaries Braskem Idesa Servicios and Terminal Química.

All amounts in millions of Reais, except as otherwise stated

12 Property, plant and equipment

Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

The machinery, equipment and facilities require inspections, replacement of components and maintenance at regular intervals. The Company makes shutdowns at regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage's subject matter and are fully depreciated until the beginning of the following related stoppage.

Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company's technicians in the management of the plants. The useful lives of assets are reviewed at each reporting date.

The main factors taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

	Consolidated	
	2023	2022
Buildings and improvements	3.09	3.03
Machinery, equipment and installations	7.87	7.32
Furniture and fixtures	10.08	10.06
IT equipment	21.62	21.03
Lab equipment	9.51	9.59
Security equipment	9.80	10.5
Vehicles	18.81	19.51
Other	16.36	18.09

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2023, capitalized borrowing costs amounted to R$ 298 (2022: R$ 203). The average rate of these charges in the year was 8.07% p.a. (2022: 8.51% p.a.).

As of December 31, 2023, the acquisition of property, plant and equipment with payment installments is R$ 280 (2022: R$ 525) in the Consolidated and R$ 272 (2022: R$ 419) in the Parent Company.

All amounts in millions of Reais, except as otherwise stated

(a) Breakdown of property, plant and equipment

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total (Consolidated)
Net book value	**688**	**5,181**	**26,292**	**4,449**	**613**	**37,223**
Cost	688	8,591	57,535	4,449	2,214	73,477
Accumulated depreciation		(3,410)	(31,243)		(1,601)	(36,254)
Balance as of December 31, 2021	**688**	**5,181**	**26,292**	**4,449**	**613**	**37,223**
Acquisitions		2	297	4,644	8	4,951
Additions through acquisition of ER Plastics		21	56			77
Capitalized financial charges				203		203
Foreign currency translation adjustment	(20)	(122)	(656)	(39)	(8)	(845)
Transfers by concluded projects		87	2,688	(2,915)	140	
Disposals			(112)	(34)	(3)	(149)
Depreciation		(203)	(3,347)		(147)	(3,697)
Net book value	**668**	**4,966**	**25,218**	**6,308**	**603**	**37,763**
Cost	668	8,528	58,708	6,308	2,317	76,529
Accumulated depreciation		(3,562)	(33,490)		(1,714)	(38,766)
Balance as of December 31, 2022	**668**	**4,966**	**25,218**	**6,308**	**603**	**37,763**
Acquisitions		14	312	3,780	8	4,114
Additions through acquisition of Wise		9	34	1	3	47
Capitalized financial charges				298		298
Foreign currency translation adjustment	(7)	255	189	23	(5)	455
Transfers by concluded projects	2	188	3,100	(3,713)	424	
Disposals	(60)	(3)	(180)	(147)	(6)	(397)
Depreciation		(219)	(3,469)		(187)	(3,875)
Net book value	**603**	**5,210**	**25,204**	**6,550**	**840**	**38,405**
Cost	603	9,120	61,307	6,550	2,741	81,046
Accumulated depreciation		(3,910)	(36,103)		(1,901)	(42,641)
Balance as of December 31, 2023	**603**	**5,210**	**25,204**	**6,550**	**840**	**38,405**

(i) As of December 31, 2023, the main amounts recorded under this item corresponded to expenditures with scheduled maintenance shutdowns at plants in the amount of R$ 2,633 (2022: R$ 2,343), capitalized financial charges in the amount of R$ 345 (2022: R$ 365), inventories of spare parts in the amount of R$ 631 (2022: R$ 567), strategic projects ongoing in Brazil in the amount of R$ 395 (2022: R$ 714) and in Braskem America in the amount of R$ 117 (2022: R$ 126). The remainder amount of R$ 2,429 (2022: R$ 2,193) corresponds mainly to projects for maintaining the production capacity of plants.

All amounts in millions of Reais, except as otherwise stated

						Parent company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Net book value	344	683	10,767	3,424	329	15,547
Cost	344	1,976	34,886	3,424	1,461	42,091
Accumulated depreciation		(1,293)	(24,119)		(1,132)	(26,544)
Balance as of December 31, 2021	344	683	10,767	3,424	329	15,547
Acquisitions			228	3,522	1	3,751
Capitalized financial charges				176		176
Transfers by concluded projects		26	2,501	(2,701)	174	
Disposals			(112)	(19)		(131)
Depreciation		(68)	(2,305)		(102)	(2,475)
Net book value	344	641	11,079	4,402	402	16,868
Cost	344	2,002	36,689	4,402	1,627	45,064
Accumulated depreciation		(1,361)	(25,610)		(1,225)	(28,196)
Balance as of December 31, 2022	344	641	11,079	4,402	402	16,868
Acquisitions			226	2,618	2	2,846
Capitalized financial charges				271		271
Transfers by concluded projects		32	2,645	(2,992)	315	
Disposals (i)			(900)	(35)	(40)	(975)
Depreciation		(59)	(2,380)		(141)	(2,580)
Net book value	344	614	10,670	4,264	538	16,430
Cost	344	2,034	38,660	4,264	1,904	47,206
Accumulated depreciation		(1,420)	(27,990)		(1,366)	(30,776)
Balance as of December 31, 2023	344	614	10,670	4,264	538	16,430

(i) See note 11(a)i.

(b) Impairment loss

At least annually, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

The following are considered by the Company as relevant points and are observed in this analysis:

(i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors;

(ii) the prospects of material fluctuations in the prices of products and inputs;

(iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and

(iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products.

The recoverable amount of an asset or Cash-Generating Unit ("CGU") is the greater of its value in use and its fair value less sales costs. Value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2023 and 2022.

All amounts in millions of Reais, except as otherwise stated

13 Intangible assets

Consolidated

	Goodwill	Brands and patents	Software licenses	Customers and suppliers agreements	Total
Net book value	**2,059**	**314**	**369**	**136**	**2,878**
Cost	2,059	549	1,124	393	4,125
Accumulated amortization		(235)	(755)	(257)	(1,247)
Balance as of December 31, 2021	**2,059**	**314**	**369**	**136**	**2,878**
Acquisitions		1	159	1	161
Additions and goodwill from business combination of ER Plastics	28	21		67	116
Foreign currency translation adjustment		(5)	(5)		(10)
Other write-offs			(10)		(10)
Amortization		(11)	(80)	(22)	(113)
Net book value	**2,087**	**320**	**433**	**182**	**3,022**
Cost	2,087	566	1,268	461	4,382
Accumulated amortization		(246)	(835)	(279)	(1,360)
Balance as of December 31, 2022	**2,087**	**320**	**433**	**182**	**3,022**
Acquisitions			115		115
Additions from business combination of Wise	75				75
Foreign currency translation adjustment	11	15	4	(22)	8
Amortization		(12)	(83)	(17)	(111)
Net book value	**2,173**	**323**	**468**	**143**	**3,108**
Cost	2,173	581	1,386	439	4,579
Accumulated amortization		(258)	(918)	(296)	(1,471)
Balance as of December 31, 2023	**2,173**	**323**	**468**	**143**	**3,108**

Parent company

	Goodwill	Brands and patents	Software licenses	Customers and suppliers agreements	Total
Net book value	**2,059**	**68**	**264**	**136**	**2,527**
Cost	2,059	251	815	393	3,518
Accumulated amortization		(183)	(551)	(257)	(991)
Balance as of December 31, 2021	**2,059**	**68**	**264**	**136**	**2,527**
Acquisitions			127		127
Other write-offs			(10)		(10)
Amortization		(5)	(55)	(23)	(83)
Net book value	**2,059**	**63**	**326**	**113**	**(1,419)**
Cost	2,059	251	931	391	3,632
Accumulated amortization		(188)	(605)	(278)	(1,071)
Balance as of December 31, 2022	**2,059**	**63**	**326**	**113**	**2,561**
Acquisitions			89		89
Amortization		(5)	(52)	(17)	(74)
Net book value	**2,059**	**58**	**363**	**96**	**2,576**
Cost	2,059	251	1,020	391	3,721
Accumulated amortization		(193)	(657)	(295)	(1,145)
Balance as of December 31, 2023	**2,059**	**58**	**363**	**96**	**2,576**

All amounts in millions of Reais, except as otherwise stated

(a) Goodwill

Goodwill is measured as the excess between the consideration transferred and to be transferred, to obtain control and the fair value of the identified assets and liabilities assumed from the acquired entity.

Goodwill amounts were allocated to Cash-Generating Units (CGUs) that benefit from the synergies arising from the business combination. The CGUs were determined by management based on the stewardship and integration of the businesses, representing the smallest group of assets for which independent cash inflows are generated.

The Company's goodwill balance was allocated to the following CGUs:

Cash-generating unit	Goodwill
Petrochemical complex Northeast	668
Petrochemical complex South	1,391
ER Plastics	39
Wise Plásticos	75
Total	**2,173**

Goodwill is tested for impairment annually or when events and circumstances indicate its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a CGU exceeds its recoverable value.

The Company tests its CGUs for impairment based on the value in use method, which is supported by cash generation projections approved by the senior management, taken from the Company's five-year Business Plan (see Note 21) and the Management plan for a period longer than five years, to reflect the industry cycle patterns, with a total projection a period of 10 years. The Company determined the perpetuity growth rate based on historical inflation rates. Cash flows as estimated and to perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (WACC).

Below are the results obtained in the impairment test performed by the Company in the current period for all material goodwill balances. No impairment loss was recognized, as the recoverable value is higher than the carrying amount:

	Carrying amount (i)	Recoverable amount
Petrochemical complex Northeast	5,373	12,552
Petrochemical complex South	6,526	30,815

(i) Includes the goodwill and other items attributed directly to the CGU.

All amounts in millions of Reais, except as otherwise stated

The key assumptions used by management to project its cash flows were:

Key assumption	Petrochemical complex Northeast	Petrochemical complex South
Sales volume (average % of annual growth)	1.62%	1.80%
Investment in maintenance (growth %)	6.15%	8.35%
Average FX rate in USD	5.19	5.19
Average inflation rates %	3.34%	3.34%
Perpetuity growth (%)	3.10%	3.10%
Pre-tax WACC discount rate	14.62%	15.47%
Post-tax WACC discount rate	11.77%	11,77%

The main assumptions above are based on past performance and assessments performed by external consulting firm, revised and complemented based on Management's experience. The final amounts consider specific internal committee meetings and the expertise of the Company's specialists in preparing the benchmarking for each market, as well as external market sources.

Based on Management's assessment, potential and reasonable changes in main assumptions do not cause the carrying amount to exceed the recoverable value of its CGUs.

(b) Intangible assets with definite useful lives

These intangible assets are measured at historical cost of acquisition or at fair value when acquired in a business combination, deducted from accumulated amortization and, if applicable, accumulated impairment loss. Subsequent costs are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they are related.

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and reviewed every reporting date, as follows, for consolidated purposes:

- Brands and patents	10-20 years
- Software licenses and rights of use	01-10 years
- Customers and suppliers' agreements	14-28 years

Expenditure on research activities are recognized in profit or loss as incurred. Development expenditure are capitalized only when the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

Based on Management's assessment, there were no events indicating that the carrying amount exceeds its recoverable amount as of December 31, 2023 and 2022.

14 Right-of-use assets and lease liability

The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a certain period in exchange for consideration. The Company leases railcars, machinery and equipment, vessels, buildings, vehicles and IT equipment. Such leases are negotiated individually and are subject to specific terms and conditions.

As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option to extend the lease.

(a) Right-of-use assets

Leases are recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company.

The right-of-use asset is measured at the cost composed of:

- The amount of the initial measurement of the lease liabilities;
- Any lease payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Dismantling costs.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

Changes in right-of-use assets:

All amounts in millions of Reais, except as otherwise stated

						Consolidated
	Balance as of 12/31/2021	Acquisitions	Amortization	Disposal	Foreign currency translation adjustment	Balance as of 12/31/2022
Rail cars	986	73	(173)	(5)	(54)	827
Machinery and equipment	793	1,147	(330)	(6)	(1)	1,603
Vessels	697	811	(386)		(2)	1,120
Buildings and constructions	265	102	(75)			292
Vehicles	29	103	(26)			106
Computer equipment and goods	9		(4)			5
Total	**2,779**	**2,236**	**(994)**	**(11)**	**(57)**	**3,953**

						Consolidated
	Balance as of 12/31/2022	Acquisitions	Amortization	Disposal (i)	Foreign currency translation adjustment	Balance as of 12/31/2023
Rail cars	827	237	(173)	(32)	(38)	821
Machinery and equipment	1,603	553	(564)			1,592
Vessels	1,120	276	(452)	(5)	(28)	911
Buildings and constructions	292	149	(95)		(40)	306
Vehicles	106	143	(54)	(9)		186
Computer equipment and goods	5	3	(4)			4
Total	**3,953**	**1,361**	**(1,342)**	**(46)**	**(106)**	**3,820**

						Parent company
	Balance as of 12/31/2021	Acquisitions	Amortization	Disposal	Transfers	Balance as of 12/31/2022
Machinery and equipment	781	1,069	(288)			1,562
Vessels	498	152	(221)			429
Buildings and constructions	85	99	(59)			125
Vehicles	27	101	(24)			104
Computer equipment and goods	8		(3)			5
Total	**1,399**	**1,421**	**(595)**			**2,225**

						Parent company
	Balance as of 12/31/2022	Acquisitions	Amortization	Disposal	Transfers	Balance as of 12/31/2023
Machinery and equipment	1,562	317	(407)			1,472
Vessels	429	140	(207)			362
Buildings and constructions	125	104	(74)			155
Vehicles	104	138	(52)	(9)		181
Computer equipment and goods	5	3	(3)			5
Total	**2,225**	**702**	**(743)**	**(9)**		**2,175**

(i) The amount of disposal in 2023 mainly refers to sublease contracts of rail cars signed in the year, which was R$ 29 (refers note 14(e)).

The Company has elected not recognize right-of-use assets and lease liabilities for the following leases or lease payments:

- Short-term leases;
- Leases for which the underlying assets is of low value; and
- Variable lease payments.

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for rail cars, the Company guaranteed any difference between the flow

All amounts in millions of Reais, except as otherwise stated

of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$ 61 as of December 31, 2023 (2022: R$ 66).

(b) Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

- Fixed payments discounting any incentive received;
- Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
- Expected payables to the lessor referring to the residual value guarantees;
- Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and
- Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

Some leases contain extension options that can be exercised by the Company. The extension options held are exercised only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Company's incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2023 was 7.90% p.a. in the Parent Company and 7.32% p.a. in the Consolidated (2022: 9.68% in the Parent Company and 5.80% p.a. in the Consolidated). The lease liability is measured at amortized cost.

Changes in lease liabilities:

	Consolidated		Parent company	
	2023	2022	2023	2022
Balance as of January 01	**4,241**	**3,156**	**2,452**	**1,678**
Acquired	1,283	2,232	703	1,428
Additions through merger of ER Plastics		4		
Disposals	(70)	(13)	(9)	(7)
Interests and monetary and exchange variations, net	45	84	87	51
Currancy translation adjustments	(78)	(72)		
Payments	(1,209)	(929)	(711)	(558)
Interest paid	(279)	(221)	(193)	(140)
Balance as of December 31	**3,933**	**4,241**	**2,329**	**2,452**
Current liability	978	1,040	538	507
Non-current liability	2,955	3,201	1,791	1,945
Total	**3,933**	**4,241**	**2,329**	**2,452**

All amounts in millions of Reais, except as otherwise stated

The table below presents the minimum annual commitments related to undiscounted lease agreements, by maturity.

	Consolidated		Parent company	
	2023	2022	2023	2022
2023		1,109		666
2024	1,347	856	701	493
2025	932	630	500	347
2026	807	554	415	295
2027	633	437	302	247
2028+	1,659	1,398	1,064	1,006
	5,378	4,983	2,982	3,055
Interest discounted to present value	(1,445)	(742)	(653)	(603)
Balances as of December 31,	3,933	4,241	2,329	2,452

(c) Non-cash transactions

In 2023, net non-cash transactions of additions and disposals of leases were R$ 871 in the Consolidated (2022: R$ 1,910) and R$ 507 in the Parent Company (2022: R$ 1,250).

(d) Uninitiated lease arrangements

The Company has committed to lease agreements not yet effective as of December 31, 2023. The present value of the commitments corresponds to R$ 1,628, and the main agreements refer to: (i) construction of six vessels for raw material and finished product transportation; and (ii) a research and development laboratory located in Boston, United States. They have an expected completion date by 2024 and 2027, respectively.

The cash flows related to the contracts are shown below:

	Consolidated	
	Discounted	Not discounted
	2023	2023
2024	15	17
2025	97	111
2026	114	139
2027	167	218
2028+	1,236	2,399
Total	**1,629**	**2,884**

(e) Subleases

The sublease of assets is a transaction in which the lessee, in this case the Company, subleases to third parties an asset that is the object of a lease agreement, therefore becoming an intermediate lessor. CPC 06 (R2) – Leases, equivalent to IFRS 16, requires an intermediate lessor to classify the sublease as financial or operating. Considering that the agreements executed by the Company until December 31, 2023 account for most of the term of the main lease, the subleases were accounted for as follows:

- Derecognition of the right-of-use asset related to the main lease and recognition of the rights resulting from sublease agreements at present value;

All amounts in millions of Reais, except as otherwise stated

- Recognition of any difference between the written-off right-of-use asset and the rights under sublease agreements at present value under net income;
- Maintenance in the statement of financial position of lease liabilities under the main lease agreement;
- Recognition of financial income during the term of the sublease;
- Recognition of financial expenses related to obligations under the main lease agreement;

15 Trade payables

	Note	Consolidated		Parent company	
		2023	2022	2023	2022
Domestic market					
Third parties		1,454	1,748	1,445	1,723
Third parties (forfait)	(i)	671	683	671	682
Total Third parties		*2,125*	*2,431*	*2,116*	*2,405*
Related parties		256	197	289	218
Related parties (forfait)	(i)	847	81	847	82
Total Related parties	9	*1,103*	*278*	*1,136*	*300*
Foreign market	(ii)				
Third parties		9,993	9,541	362	296
Related parties	9			9,617	8,489
		13,221	12,250	13,231	11,490
Current liabilities		13,221	12,247	13,231	11,487
Non-current liabilities	(iii)		3		3
Total		**13,221**	**12,250**	**13,231**	**11,490**

(i) The Company has payment agreements with financial institutions and forfaiting agreements that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Includes R$ 7.3 billion (2022: R$ 5.8 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) On the Statement of financial position, the balance of non-current liabilities is presented under Other payables.

All amounts in millions of Reais, except as otherwise stated

16 Borrowings and debentures

(a) Borrowings and debentures

		Annual stated interest rate (%)	Maturity	Consolidated 2023	2022
Foreign currency					
Bonds		Note 16 (b)		31,980	26,124
Loans indexed to SOFR	(i)	1.55	Jan/2024 to Feb/2031	5,604	5,313
Other		6.41	Apr/2024 to May/2029	58	82
Transactions costs				(478)	(454)
				37,164	31,065
Local currency					
Debentures		Note 16 (c)		3,910	3,926
Loans indexed to IPCA		6.01	Jan/2024 to Jan/2031	341	390
Loans indexed to CDI		1.48	Mar/2024 to Jul/2027	830	348
Other		7.04	Jan/2024 to Dec/2035	19	19
Transactions costs				(28)	(32)
				5,072	4,651
Foreign currency and local currency					
Current liabilities				2,029	1,382
Non-current liabilities				40,207	34,334
Total				42,236	35,716

(i) Includes: (a) R$ 2,257 from credit facility contracted by Braskem Holanda Finance and Braskem Holanda, with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and guarantee from Braskem; (b) R$ 586 from Credit facility contracted by Braskem America, secured by Euler Hermes, the German export credit agency; and (c) R$ 133 from Credit facility contracted by Braskem with a term of 7 years and guarantee of its own assets.

The maturity profile of the long-term borrowings is as follows:

	Consolidated 2023	2022
2024		2,202
2025	579	628
2026	1,743	581
2027	2,208	2,357
2028	6,769	7,282
2029	2,850	2,888
2030	7,527	8,109
2031	4,328	220
2032	105	113
2033	4,837	
2034 and thereafter	9,261	9,954
Total	**40,207**	**34,334**

All amounts in millions of Reais, except as otherwise stated

(b) Bonds

Issue date		Maturity	Interest (% per year)	Consolidated 2023	2022
Jul-2011 and Jul-2012		Jul-2041	7.13	2,825	3,045
Feb-2014 and May-2014	(i)	Feb-2024	6.45		1,589
Oct-2017		Jan-2028	4.50	5,798	6,249
Nov-2019		Jan-2030	4.50	7,364	7,936
Nov-2019		Jan-2050	5.88	3,720	4,009
Jul-2020	(ii)	Jan-2081	8.50	3,077	3,296
Feb-2023		Feb-2033	7.25	4,976	
Sep-2023		Jan-2031	8.50	4,220	
Total				**31,980**	**26,124**

(i) Prepayment made in February 2023.

(ii) The bond can be repaid by the Company at par value, with the first payment in January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds. Except for the bond issued in 2020, the financial guarantees comprise senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default the financial guarantees comprise obligations subordinated to all current or future senior debts of Braskem.

(c) Debentures

Issue date		Issuer	Series	Maturity	Annual stated interest rate (%)	Consolidated 2023	2022
Mar-2013	(i)	DAC	Only	Mar-2025	IPCA + 6.00	64	110
Sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	22	35
Jan-2022	(ii)	Braskem	1ª	May-2029	IPCA + 5.54	644	616
Jan-2022	(ii)	Braskem	2ª	May-2032	IPCA + 5.57	154	147
May-2022	(iii)	Braskem	1ª	Aug-2029	CDI + 1.75	769	771
May-2022	(iii)	Braskem	2ª	Nov-2029	CDI + 2.00	248	249
Aug-2022	(iii)	Braskem	Only	Nov-2032	CDI + 1.75	787	787
Nov-2022	(iii)	Braskem	1ª	Nov-2029	CDI + 1.70	1,124	1,114
Nov-2022	(iii)	Braskem	2ª	Nov-2032	CDI + 1.95	98	97
						3,910	**3,926**

(i) These debentures were secured by mandatory deposits as disclosed in Note 5.

(ii) Private debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. and were subject to the Extended National Consumer Price Index ("IPCA")

(iii) Unsecured debentures.

All amounts in millions of Reais, except as otherwise stated

17 Braskem Idesa borrowings

Identification	Note	Maturity	Currency and annual stated interest rate (%)		2023	Consolidated 2022
Bonds						
Bond I		Nov-2029	Us dollar exchange variation + 7.45	(a)	4,383	4,690
Bond II	(i)	Feb-2032	Us dollar exchange variation + 6.99	(a)	5,936	6,353
					10,319	11,043
Others						
	(ii)	Oct-2026	Us dollar exchange variation + quarterly Term SOFR + 4.25	(b)	625	735
	1	Oct-2028	Us dollar exchange variation + semiannual Term SOFR + 3.00	(c)	766	
					1,391	735
Transactions costs					(460)	(408)
Total					11,250	11,370
Current liabilities					739	868
Non-current liabilities					10,511	10,502
Total					11,250	11,370

(a) Braskem Idesa pledged as collateral property, plant and equipment assets in the same value as the bond.

(b) Braskem Idesa pledged as collateral property, plant and equipment assets and other rights (such as shares and receivables).

(c) Terminal Química pledged as collateral property, plant and equipment assets and Braskem has fully, unconditionally and irrevocably, guaranteed the financing.

(i) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met.

(ii) On June 29, 2023 Braskem Idesa obtained an extension of the waiver related to a leverage ratio (covenant) until March 31, 2024. In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, because the waiver did not cover at least 12 months, the entire balance, in the amount of R$ 502 was classified in current liabilities on December 31, 2023 (2022: R$ 650).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a cash position equivalent to R$ 1,562 as of December 31, 2023 (2022: R$ 2,184).

The amount of the financings with maturities in the long term are as follows:

	2023	Conoslidated 2022
2028	466	
2029	4,290	4,338
2032	5,755	6,164
Total	10,511	10,502

All amounts in millions of Reais, except as otherwise stated

18 Reconciliation of financing activities in the statement of cash flow

Consolidated

	Borrowings and debentures	Braskem Idesa financing	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**35,716**	**11,370**	**2,498**	**4,241**	**11**
Issued	10,991	1,233			
Payments	(2,155)	(576)		(1,209)	(7)
Cash used in financing activities	**8,836**	**657**		**(1,209)**	**(7)**
Other changes					
Interest paid	(2,450)	(821)		(279)	
Interest and monetary and exchange variations, net	2,359	(739)	(171)	45	
Lease contracts				1,283	
Disposal				(70)	
Addition by subsidiary acquisition	28		5		
Currency translation adjustments	(2,253)	783	158	(78)	
Additional dividends approved in the board meeting					6
	(2,316)	**(777)**	**(8)**	**901**	**6**
Balances at December 31, 2023	**42,236**	**11,250**	**2,490**	**3,933**	**10**
Current	2,029	739		978	10
Non Current	40,207	10,511	2,490	2,955	
Total	**42,236**	**11,250**	**2,490**	**3,933**	**10**

Parent company

	Borrowings and debentures	Loan from non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2022	**8,308**	**30,322**	**2,452**	**10**
Issued	1,761	9,417		
Payments	(103)	(2,859)	(711)	
Cash used in financing activities	**1,658**	**6,558**	**(711)**	
Other changes				
Interest paid	(878)		(193)	
Interest and monetary and exchange variations, net	591	189	87	
Fair value adjusment		69		
Lease contracts			703	
Disposal			(9)	
	(287)	**258**	**588**	
Balances at December 31, 2023	**9,679**	**37,138**	**2,329**	**10**
Current	1,434	1,252	538	10
Non Current	8,245	35,886	1,791	
Total	**9,679**	**37,138**	**2,329**	**10**

19 Financial instruments

19.1 Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value, plus transaction costs directly attributable to their acquisition. A financial liability is initially recognized at fair value, excluding transaction costs. For financial assets and liabilities measured subsequently at fair value through profit or loss ("FVTPL"), transactions costs are directly recognized in profit or loss. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification, subsequent measurement and gains and losses

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive (loss) income ("FVOCI") or fair value through profit or loss ("FVTPL").

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value:

(i) It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset can also be measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

(i) It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 19.5).

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 19.2).

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method and, if applicable, reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in Other Comprehensive (loss) Income ("OCI"). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 19.2). Any gain or loss on derecognition is also recognized in profit or loss.

(b) Derecognition of financial instruments

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

(i) Substantially all of the risks and rewards of ownership of the financial asset are transferred; or

(ii) The Company does not retain substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

19.2 Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Company designates certain derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and

hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in OCI remains recognized until it is reclassified under profit or loss in the same period or periods as the expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

19.3 Fair Value

(a) Fair value measurement

Fair value is the price to be received in the sale of an asset or paid for the transfer of a liability in a transaction not forced between market players on the measurement date, in the main market or, in the case of a lack of one, the most advantageous market in which the Company has access on said date.

The Company recognizes derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, published by Central Bank of Brazil ("BACEN"), Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been resulting in significant changes in future rates and interest rates over short periods of time, leading to significant changes in the fair value of derivatives and other financial instruments.

The fair values of non-derivative quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Management.

The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as FVTPL or FVOCI are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) The fair value of borrowings and loan of non-controlling shareholder of Braskem Idesa is estimated by discounting future contractual cash flows at the market interest rate, which is available to the Company in similar financial instruments.

(iii) The fair value of bonds is based on prices negotiated in secondary bond markets.

(iv) The fair value of debentures is based on prices negotiated in financial markets.

All amounts in millions of Reais, except as otherwise stated

The fair values of the remaining assets and liabilities correspond to their carrying amount.

(b) Fair value hierarchy

Level 1: fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.

To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment ("CVA") or Debt Valuation Adjustment ("DVA") models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

19.4 Non-derivative financial instruments and other liabilities

	Note	Classification by category	Fair value hierarchy	Book value 2023	Book value 2022	Fair value 2023	Fair value 2022
Cash and cash equivalents	5						
Cash and banks		Amortized cost		5,339	6,074	5,339	6,074
Financial investments in Brazil		FVTPL	Level 2	8,848	6,392	8,848	6,392
				14,187	**12,466**	**14,187**	**12,466**
Financial investments	6						
LFT's and LF's		FVTPL	Level 2	4,680	1,789	4,680	1,789
Other		FVTPL	Level 2	294	523	294	523
				4,974	**2,312**	**4,974**	**2,312**
Trade accounts receivable	7	Amortized cost		**2,910**	**3,199**	**2,910**	**3,199**
Trade accounts receivable	7	FVOCI	Level 2		**33**		**33**
Trade payables	15	Amortized cost		**13,221**	**12,250**	**13,221**	**12,250**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	31,980	26,124	26,004	23,166
Foreign currency - other borrowings			Level 2	5,662	5,395	5,434	5,329
Local currency			Level 2	1,190	757	1,542	1,259
Debentures			Level 2	3,910	3,926	3,314	3,868
				42,743	**36,202**	**36,294**	**33,622**
Braskem Idesa borrowings	17	Amortized cost					
Bond			Level 1	10,319	11,043	6,153	8,302
Others			Level 2	1,391	735	1,243	797
				11,710	**11,778**	**7,396**	**9,099**
Loan from non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		**2,490**	**2,498**	**2,555**	**2,290**
Leniency agreement	22(a)	Amortized cost		**1,016**	**903**	**1,016**	**903**

All amounts in millions of Reais, except as otherwise stated

19.5 Derivative financial instruments

	Operation characteristics		(Asset)/ Liability	Change in	Financial	(Asset)/ Liability
Identification	Principal exposure	Derivatives	2022	fair value	settlement	2023
Non-hedge accounting transactions						
Braskem Holanda - Swap Nafta/Gasolina	Gasoline	Naphtha	(16)	67	(54)	(3)
Energy agreements	Energy agreements					(6)
Terminal Química - Swap dollar	SOFR variable rate	SOFR fixed rate				62
			(16)	**67**	**(54)**	**53**
Hedge accounting transactions						
Braskem S.A. - Dollar call and put options	Real	Dollar	(65)	11	17	(37)
Braskem S.A. - Swap CDI Dollar	Real	Dollar+Fixed rates	152	(91)	(97)	(36)
Braskem S.A. - Swap CRA	Real	Dollar+Fixed rates	(24)	(122)	18	(128)
			63	**(202)**	**(62)**	**(201)**
Derivatives						
Assets						
Current assets			158			137
Non-current assets			72			210
Total			230			347
Liabilities						
Current liabilities			195			58
Non-current liabilities			82			141
Total			277			199
Balance - Liabilities (-) assets			**47**			**(148)**

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swap ("CDS"). The Company has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties.

Derivative financial instruments held on December 31, 2023 were contracted on both international stock exchanges and on Over the Counter ("OTC") markets with large financial counterparties under global derivative contracts in Brazil or abroad.

The Company's Financial Policy provides for the active management and continued protection against fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, Non-deliverable forwards, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, the Company assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

In general, the Company elects to designate derivative financial instruments in a hedge accounting relationship when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

All amounts in millions of Reais, except as otherwise stated

Hedge accounting transactions

(a.i) US$ call and put option

As of December 31, 2023, the Company holds a total notional amount of put options of R$ 6.7 billion (US$1.5 billion), with an average strike price of US$1/R$ 4.51 and notional amount of call options of R$ 6.7 billion (US$ 1 billion), with an average strike price of US$1/R$ 6.78. The operations have a maximum term of 18 months.

US Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) US$ Swap CDI Dollar

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$ 1.3 billion, with annual maturities between January 2019 and January 2025, changing the variation of CDI for the variation of Dollar. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the fair value adjustment of the effective portion of the hedge is recognized under shareholders equity in OCI and is recognized in the financial result upon the maturity of each installment.

(a.iii) US# Swap – Debentures – CRA

In 2022, the Company contracted foreign exchange derivative operations ("swaps") with semiannual maturities for the next 10 years as from March 2022, changing the variation of IPCA for the variation of Dollar. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives, and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the fair value adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects.

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net 2023	2022
Swaps CRA	600	3.5388%	Dec-2028	98	13
Swaps CRA	141	3.3742%	Dec-2031	30	10
Total	**742**			**128**	**23**

19.6 Non-derivative financial liabilities designated to hedge accounting

(a) Future exports in US$ (Braskem S.A.)

The Parent Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i)) the high probability of performing exports according to its business plan, (see Note 19.2), which are inherent to the market and business where it operates, and (ii) the Company's capacity to finance its liabilities in US$, since its guidance and strategy determine the financing priority in US$ and its Financial Policy requires maintaining a minimum level of net liabilities in US$.

All amounts in millions of Reais, except as otherwise stated

On May 1, 2013, Braskem designated non-derivative financial liabilities, denominated in US$, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in US dollar derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$1/ R$ 2.0017.

The main actions carried out in the program are detailed below:

• 2017: designation of R$ 6.5 billion (US$1.2 billion) of future sales with maturity in 2028 (hedged exchange rate of US$1/3.1688);

• 2019: designations of R$ 11.5 billion (US$2.2 billion) with maturity in 2025, 2030 and 2031 (hedged exchange rate of US$1/3.9492);

• 2020: designation of R$ 3.1 billion (US$ 600) of future sales with maturity in 2032 (hedged exchange rate of US$1/R$ 4.0213); discontinuation of hedge accounting of R$ 1.9 billion (U$$ 362) in 2020 (discontinuation rate of US$1/R$ 5.1987).

• 2021: designation of hedge accounting of R$ 2.1 billion (US$ 400) in 2025 (hedged exchange rate of US$1/R$ 5.5832); discontinuation of hedge accounting of R$ 2.1 billion (US$ 400) in 2024 (discontinuation rate of US$1/R$ 5.6430); discontinuation of hedge accounting of R$ 1 billion (US$ 200) in 2023 (discontinuation rate of US$1/R$ 5.1433);

• 2022: designation of R$ 2.6 billion (US$ 500) of future sales with maturity in 2029 (hedged exchange rate of US$1/R$ 5.5832).

• 2023: designation of R$2 billion (US$ 400) of future sales with maturity in 2033 (hedged exchange rate of US$1/R$ 5.0076).

The Company considers these exports until 2033 as highly probable, based on the following factors:

• Over the past two years, Braskem exported an average R$ 11.2 billion (US$2.2 billion) per year, which represents around 3 to 4 times the annual exports of the hedged exports.

• Hedged exports represent approximately 30% of the export flows planned by the Company.

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

On December 31, 2023, the exports that were designated not yet realized and not discontinued and the maturities of financial liabilities designated, all consolidated, were as follows:

All amounts in millions of Reais, except as otherwise stated

		Total nominal
	US$ milhões	R$
2024	175	847
2025	800	3,873
2028	1,250	6,052
2029	500	2,421
2030	800	3,873
2031	800	3,873
2032	600	2,905
2033	400	1,937
	5,325	**25,780**

The following table shows the changes in financial instruments designated for this hedge in the year:

				US$ milhões
	2022	*Hedge discontinued*	*Designations*	2023
Designated balance	5,239	(314)	400	5,325

					R$
	2022	*Hedge discontinued*	*Designations*	Currency translation adjustments	2023
Designated balance	27,336	(1,629)	2,044	(1,971)	25,780

The following table provides the accumulated balance of discontinued hedge accounting as of December 31, 2023, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
Hedge discontinued - From first to fourth quarter 2024	514	2.0017	5.5466	1,821
Hedge discontinued - Fourth quarter 2032	200	4.0213	5.2177	239
	714			**2,060**

Hedge instruments were executed with subsidiaries abroad considering the existence of guarantee resulting from transactions between these subsidiaries and third parties, using non-derivative financial liabilities linked to operations in which the subsidiary abroad served as intermediary of the Parent Company, maintaining the substance of the transactions. Trade payables, especially related to naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relation, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of hedged exports. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

All amounts in millions of Reais, except as otherwise stated

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the fiscal year ended December 31, 2023:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
First quarter	168	2.0017	3.9786	332
Second quarter	150	2.0017	3.9786	297
Third quarter	200	2.0017	3.9786	395
Fourth quarter	200	2.0017	5.1433	629
	718			1,653

The changes in foreign exchange variation and income taxes under other comprehensive (loss) income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2022	**(9,981)**	**3,394**	**(6,587)**
Exchange variation recorded in the year / IR and CSL	1,921	(653)	1,268
Exchange variation transferred to profit or loss / IR and CSL	1,653	(562)	1,091
Balances at December 31, 2023	**(6,407)**	**2,179**	**(4,228)**

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Brazilian Real.

(b) Future sales in US$ (Braskem Idesa)

As of December 31, 2023, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

		Total nominal
	US$ million	R$
2024	22	107
2025	23	111
2026	308	1,491
2027	225	1,089
2028	525	2,542
2029	525	2,542
2030	300	1,452
2031	300	1,452
	2,228	10,786

The following table provides the accumulated balance of discontinued hedge accounting as of December 31, 2023, because of the advance payment made for the hedging instrument, which is recorded in OCI and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

All amounts in millions of Reais, except as otherwise stated

Discontinuation in:	Total nominal value US$ millions	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN millions	Gross nominal value - R$
Hedge discontinued in May, 2016	9	13.4541	17.9915	41	12
Hedge discontinued in December, 2019	460	13.6667	19.6113	2,735	781
Hedge discontinued in December, 2019	17	13.4541	19.3247	100	29
Hedge discontinued in October ,2021	848	13.6621	20.3587	5,679	1,622
	1,334			8,554	2,444

The following table provides the balances of exchange variation recognized in financial income (expenses) due to the maturity of the sales designated in this hedge for the 12-month period ended December 31, 2023:

	Total nominal value US$ millions	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN millions	Gross nominal value - R$
First quarter	81	13.6512	20.1269	522	151
Second quarter	79	13.6521	20.1222	510	143
Third quarter	85	13.6533	20.1160	550	159
Fourth quarter	111	15.0103	19.9872	553	155
	356			2,135	608

The changes in foreign exchange variation and income taxes under other comprehensive (loss) income at Braskem Idesa income are as follows:

	Exchange variation	IR	Net effect
Balances at December 31, 2022	(1,108)	333	(775)
Exchange variation recorded in the period / IR	1,530	(459)	1,071
Exchange variation transferred to profit or loss / IR	608	(182)	426
Balances at December 31, 2023	1,030	(308)	722

Effectiveness tests were conducted, and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

19.7 Credit quality of financial assets

(a) Trade accounts receivable

As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies.

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad, in which qualitative and quantitative analyses are conducted to determine the risk of each counterparty, as well as the required guarantees to support the Company's exposure.

The qualitative analysis is performed via a credit questionnaire that qualifies and quantifies the financial information of clients. The items assessed are scored according to a risk assessment matrix.

All amounts in millions of Reais, except as otherwise stated

The quantitative analysis represents the financial component for calculation of the Client Credit Risk. The variables financial score and probability of insolvency are considered, calculated via statistical modeling. The Company also considers other elements within the risk assessment matrix, such as history of punctuality, country risk, extraordinary risk, credit analysis of the business group, and guarantees to mitigate risk, such as sureties, letters of credit, insurance, fiduciary sale, among others.

After credit risk assessment, a risk rating by client is assigned, varying from minimal to very high risk; then this information is used in the management of the Company's receivables and loss estimate.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings that represent Company's total exposure was as follows:

		(%)	
		2023	2022
Minimal Risk		65.62	72.15
Low Risk		19.33	21.65
Medium Risk		6.37	3.36
High Risk		8.28	2.56
Very High Risk	(i)	0.40	0.28

(i) Clients in this group that are still active purchase from Company and pay in advance.

For the export market, approximately 83% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 26% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

Management considers on default the counterparty that does not pay its debts when due.

The exposure to credit risk of the counterparties in total amounts refers to the trade accounts receivable amounts identified in Note 7.

(b) Cash and cash equivalents and financial investments

The definition of Counterparties in financial transactions should follow the criteria of Classification of Credit Risk of the Counterparty by a specialized agency, being the local long-term rating for Brazilian institutions and global for international institutions, in addition to concentration of exposure with the Counterparty, as established in the Company's financial risk management policy:

All amounts in millions of Reais, except as otherwise stated

		2023			2022		
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification							
AAA		11,438	2,493	13,931	5,130	2,421	7,551
AA+		140		140	163		163
AA		130		130	290	108	398
AA-		249		249	149		149
A+		1	3,072	3,073	3	4,460	4,463
A		32	506	538	93	1,358	1,451
A-		4	815	819		387	387
BBB			49	49	1	52	53
		11,994	6,935	18,929	5,829	8,786	14,615
Financial assets without risk classification							
Other financial assets with no risk assessment	(i)	149	83	232	82	81	163
		149	83	232	82	81	163
Total		**12,143**	**7,018**	**19,161**	**5,911**	**8,867**	**14,778**

(i) Investments approved by the Management, in accordance with the Financial Policy.

For the financial institutions' counterparty risk there was no recognition of expected credit losses, taking into consideration the high credit rating degree of the counterparties and the positive history of solvency of all financial assets, among other factors. The Company continuously monitors the changes in the counterparties' ratings and, if necessary, reallocates funds to meet the requirements of the financial risk management policy.

19.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2023, the main risks that can affect the value of Company's financial instruments are:

- US$/R$ exchange rate;
- IPCA inflation rate;
- Selic and CDI interest rates; and
- SOFR interest rate;
- Euro/R$ exchange rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in millions of Reais, except as otherwise stated

(b) Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$ exchange rate, the Selic interest rate and the CDI interest rate as of December 31, 2023.

According to the Market Readout, at the end of 2023, US$1 will remain at approximately R$ 5.00, while the Selic rate should reach 9.00% p.a. at the end of 2024. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the SOFR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate was used, which was published in December 2023, in comparison with the current level of the Federal Funds rate on December 31, 2023.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2023. Given the instability in the current economic scenario caused by the global effects resulting from geopolitical conflicts, monetary tightening to combat global inflationary pressures and their macroeconomic developments, interest rates and foreign exchange rates are affected frequently. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in millions of Reais, except as otherwise stated

The sensitivity values in the table below represent the changes in the value of the financial instruments in each scenario, jointly with the absolute amounts of each of the risk factors considered:

Instrument / Sensitivity	Note	Exposure value as December 31, 2023	Probable (USDBRL 4,9)	Reasonably possible (USDBRL 5,45)	Gain (losses) Possible (USDBRL 6,68)
Brazilian real/U.S. dollar exchange rate					
Bonds		(42,299)	(513)	(5,352)	(16,055)
Export prepayments		(2,170)	(26)	(275)	(824)
Investments		(1,577)	(19)	(199)	(598)
SACE	19(c.i)	(1,156)	(14)	(146)	(439)
Dollar call and put options	(i)	37	(16)	(92)	(453)
Dollar swap x CDI (liability)		(541)	(8)	(70)	(207)
MONFORTE	19(c.ii)	(133)	(2)	(17)	(50)
Nexi	19(c.iii.iv)	(84)	(1)	(11)	(32)
Other		(1,392)	(17)	(176)	(528)
Financial investments abroad		5,489	67	694	2,083
Dollar swap x IPCA (liability)		(678)	23	(33)	(156)
Export credit notes		(484)	(6)	(61)	(184)
Trade accounts receivable		2,890	35	366	1,097

Instrument / Sensitivity	Exposure value as December 31, 2023	Probable (11,75%)	Reasonably possible (14,76%)	Gain (losses) Possible (20,77%)
CDI/Selic interest rate				
Debentures	(3,048)		(555)	(1,900)
Financial investments in local currency	12,108		327	982
Export credit notes	(347)		(35)	(113)
Note of rural product (CPR)	(482)		(33)	(104)
Dollar swap x CDI (asset)	577			
Leniency agreement	(577)		(17)	(53)

Instrument / Sensitivity	Exposure value as December 31, 2023	Probable (4,46%)	Reasonably possible (5,26%)	Gain (losses) Possible (6,3%)
IPCA interest rate				
Debêntures	(64)			(1)
BNDES	(338)	5	(22)	(68)
Debêntures - CRA	(798)	11	(44)	(137)
Dollar swap x IPCA (asset)	808	72	29	77

Instrument / Sensitivity	Exposure value as December 31, 2023	Probable (5,33%)	Reasonably possible (11,3%)	Gain (losses) Possible (23,22%)
Selic interest rate				
Export prepayments	(2,170)	28	(223)	(668)
Export credit notes	(484)	7	(59)	(176)
Nexi	(84)	2	(17)	(51)
SACE	(1,156)	24	(191)	(574)
MONFORTE	(133)	1	(12)	(36)
Investments	(1,577)	31	(248)	(744)
Other	(1,392)	16	(132)	(396)

Instrument / Sensitivity	Exposure value as December 31, 2023	Probable (EURBRL 5,44)	Reasonably possible (EURBRL 6,01)	Gain (losses) Possible (EURBRL 7,32)
Brazilian real/EUR exchange rate				
Trade accounts receivable	472	8	58	173

(i) The Company is in the put options.

All amounts in millions of Reais, except as otherwise stated

20 Taxes payable

	Consolidated		Parent company	
	2023	2022	2023	2022
Brazil				
IPI	66	74	66	74
ICMS	227	218	223	217
PIS and Cofins	29	20	25	18
Other	9	105	5	100
Other countries				
Value-added tax	119	150		
Tax on financial income	143	222		
Total	**593**	**789**	**319**	**409**
Current liabilities	387	491	319	407
Non-current liabilities	206	298		2
Total	**593**	**789**	**319**	**409**

21 Income taxes

Income taxes comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items directly recognized in other comprehensive (loss) income.

21.1 Current income taxes

Current income taxes comprise the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

As of December 31, 2023, the amount presented as recoverable income taxes under current assets is R$ 428 in the consolidated and R$ 275 in the parent company (2022: R$ 392 in the consolidated and R$ 315 in the parent company) and under non-current assets is R$ 292 in the consolidated and parent company (2022: R$ 253 in the consolidated and parent company).

(a) Use of tax losses in Braskem Idesa

Mexico's federal revenue service ("SAT") has been questioning Braskem Idesa and Braskem SOFOM about the criteria and assumptions adopted in the calculation of income tax. With the intermediation from the Taxpayer Defense Attorney of Mexico ("Prodecon"), on February 3, 2023, Braskem Idesa and Braskem SOFOM signed an agreement, in which Braskem SOFOM agreed to settle the income taxes proposed by SAT and Braskem Idesa reviewed the accrued tax losses in certain periods, resulting in a reduction in deferred tax credits of R$ 892, recorded on December 31, 2022 with a corresponding entry under deferred income tax expense.

All amounts in millions of Reais, except as otherwise stated

(b) Reconciliation of effective tax rate

		Consolidated		Parent company	
		2023	2022	2023	2022
Loss (profit) before ncome taxes		**(6,192)**	**47**	**(5,932)**	**(1,231)**
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)		2,105	(16)	2,017	418
Permanent adjustments to the income taxes calculation basis					
Results from equity-accounted investees		2	12	915	1,081
Thin capitalization	(i)	(613)	(360)	(613)	(360)
Tax benefits		145			
Reduction of tax loss			(892)		
Different jurisdictional taxes rates for companies abroad and tax basis	(ii)	770	1,030		
Taxes on dividends distribution		(836)	(455)	(797)	(329)
Exclusion of inflation adjustement by Selic on undue tax payments from taxable income		38	39	38	39
Other permanent adjustments		(309)	(226)	(207)	46
Effect of income taxes on results of operations		**1,302**	**(868)**	**1,353**	**895**
Breakdown of income taxes:					
Current income taxes					
Current year		(191)	(1,004)	(6)	120
		(191)	(1,004)	(6)	120
Deferred income taxes					
Origination and reversal of temporary differences		6	1,192	(539)	653
Tax losses		1,487	(1,056)	1,898	122
		1,493	136	1,359	775
Total		**1,302**	**(868)**	**1,353**	**895**
Effective rate	(iii)	**21.0%**	**1846.8%**	**22.8%**	**72.7%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

(ii) Besides the differences on tax basis calculation, it includes the impact from the difference between Brazilian tax rate (34%) and the tax rates in countries where the subsidiaries abroad are located.

(iii) The effects presented in the reconciliation of the effective rate, in relation to the profit before taxes as of December 31, 2022, resulted in an effective rate of 1,846.8%, the main effect is described in Note 21.1(a).

21.2 Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Parent Company and its subsidiaries individually.

The measurement of deferred taxes reflects the tax consequences that would follow from how the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Annually, the Company revises its projection of taxable income based on its Business Plan.

The Business Plan is prepared annually by the Executive Board, and its main variables include projections for the prices of the products produced by the Company, the prices of raw materials, the growth in gross domestic product of each country in which the Company operates, exchange rate variation, interest rates, inflation rates and fluctuations in supply and demand for inputs and finished goods.

In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax assets and liabilities are offset only if certain criteria are met.

All amounts in millions of Reais, except as otherwise stated

(a) Movement in deferred tax balances

Consolidated

Assets		As of December 31, 2021	Impact on the P&L	Other comprehensive income	As of December 31, 2022	Impact on the P&L	Other comprehensive income	As of December 31, 2023
Tax losses		3,355	(957)		2,398	1,487		3,885
Exchange variations		4,280	(937)		3,343	(1,274)		2,069
Temporary adjustments		4,782	(216)		4,566	(652)	8	3,922
Lease			1,197		1,197	429		1,626
Tax credits	(i)		698		698	83		781
Other		147	(28)		119	31		150
		12,564	(243)		12,321	104	8	12,433
Liabilities								
Amortization of goodwill		725	(3)		722	(1)		721
Tax depreciation		4,177	(125)		4,052	4		4,056
PIS/COFINS credit - exclusion of ICMS from the calculation basis		331	(142)		189			189
Temporary adjustments		89	331		420	315	16	751
Right of use of assets			1,116		1,116	477		1,593
Present value adjustment and amortized cost		155	212	57	424	(228)	(2)	194
Hedge accounting			(1,549)	1,549		(1,948)	1,948	
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		232	(46)		186	(37)	(34)	115
Other		5	(173)	174	6	29	13	48
		5,714	(379)	1,780	7,115	(1,389)	1,941	7,667
Net		6,850	136	(1,780)	5,206	1,493	(1,933)	4,766
Presentation in the statement of financial position:								
Non-current assets		8,257			6,359			6,443
(-) Non-current liabilities		1,407			1,153			1,677

Parent company

Assets		As of December 31, 2021	Impact on the P&L	Other comprehensive income	As of December 31, 2022	Impact on the P&L	Other comprehensive income	As of December 31, 2023
Tax losses		58	122		180	1,898		2,078
Exchange variations		4,280	(937)		3,343	(1,274)		2,069
Temporary adjustments		4,374	(419)		3,955	(535)		3,420
Lease			834		834	281		1,115
Tax credits	(i)		698		698	83		781
Other		129	(27)		102	25		127
		8,841	271		9,112	478		9,590
Liabilities								
Amortization of goodwill		716			716			716
Tax depreciation		1,058	107		1,165	98		1,263
PIS/COFINS credit - exclusion of ICMS from the calculation basis		331	(142)		189			189
Right of use of assets			757		757	305		1,062
Present value adjustment and amortized cost		149	9	158	316	42		358
Hedge accounting			(1,212)	1,212		(1,293)	1,293	
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		239	(46)		193	(43)		150
Other		5	23	(23)	5	10	(9)	6
		2,498	(504)	1,347	3,341	(881)	1,284	3,744
Net		6,343	775	(1,347)	5,771	1,359	(1,284)	5,846

(i) Tax credits refer to the income tax paid by subsidiaries abroad, not used by Braskem S.A. in 2022 due to its tax losses, to be used in the coming years.

All amounts in millions of Reais, except as otherwise stated

(b) Offset for the purpose of presentation in the consolidated statement of financial position

			2023			2022
	Deferred tax assets	Deferred tax liabilities	Balance	Deferred tax assets	Deferred tax liabilities	Balance
Braskem	9,590	(3,744)	5,846	9,112	(3,342)	5,770
Braskem Argentina		(6)	(6)	21	(16)	5
Braskem America	390	(1,364)	(974)	525	(1,662)	(1,137)
Braskem Alemanha	24	(15)	9	23		23
Braskem Holanda	91	12	103	386	(231)	155
Braskem Idesa	1,840	(2,531)	(691)	2,080	(1,840)	240
Braskem Mexico Serviços	59		59	14		14
Braskem Mexico	333		333	86		86
B&TC	4	(8)	(4)		(17)	(17)
Cetrel	34	(4)	30	39	(5)	34
DAC	25	(2)	23	33	(2)	31
Terminal Quimica	13		13	2		2
Voqen		(2)	(2)			
Wise	30	(3)	27			
	12,433	(7,667)	4,766	12,321	(7,115)	5,206

	2023	2022
Deferred tax assets	6,443	6,359
Deferred tax liabilities	(1,677)	(1,153)
Balance	4,766	5,206

22 Sundry provisions

	Consolidated		Parent company	
	2023	2022	2023	2022
Leniency agreement	1,016	903	1,016	903
Provision for environmental damages	928	1,120	887	1,073
Provision for customers rebates	161	127	93	62
Other	120	130	88	92
Total	**2,225**	**2,280**	**2,084**	**2,130**
Current liabilities	1,282	923	1,197	843
Non-current liabilities	943	1,357	887	1,287
Total	**2,225**	**2,280**	**2,084**	**2,130**

All amounts in millions of Reais, except as otherwise stated

(a) Leniency agreement

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (*Ministério Público Federal*, hereinafter "MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of R$ 3.1 billion (US$ 957, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (*Controladoria-Geral da União*, hereinafter "CGU") and the Office of the Attorney General (*Advocacia-Geral da União*, hereinafter "AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$ 410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. Therefore, no additional payments are expected to be made by the Company.

Since 2016, The Company has paid R$ 3,071, distributed as shown below:

Agreements signed with:	AGU CGU and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	878	297	407	1,282	206	3,071

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

In August 2023, the Company was notified by CGU about the end of the monitoring period of the Company's integrity program, and also presented the closing of the monitorship.

In January 2023, the Company offered own and third-party registered warrants to pay the fourth installment under the Leniency Agreement (due on January 30, 2023). The payment confirmation was subject to analysis by relevant authorities. Hence, the Company wrote off the amount related to said installment, recording a liability payable to third parties and writing off its own registered warrant. However, the administrative rule governing this settlement procedure was revoked, and no new regulation on this matter was enacted prior to the expiration of the agreements for acquisition of third-parties registered warrants (on December 31, 2023). As a result, the Company returned this installment amount to the payable balance under the Leniency Agreement, while the requirement to pay such 2023 installment remains suspended, awaiting the enactment of new regulations by the competent authorities. The amount payable under the Leniency Agreement, at December 31, 2023, is R$ 1,016, of which R$ 840 is under current liabilities and R$ 176 under non-current liabilities.

(b) Provision for environmental damages

The provision for environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans.

Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

All amounts in millions of Reais, except as otherwise stated

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting them to present value.

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred over several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters.

The provision is recorded based on the areas in which remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies.

The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

As of December 31, 2023, the amount recorded in current liabilities is R$ 99 in the consolidated and R$ 84 in the parent company (2022: R$ 180 in the consolidated and R$ 165 in the parent company) and in non-current liabilities is R$ 829 in the consolidated and R$ 803 in the parent company (2022: R$ 940 in the consolidated and R$ 908 in the parent company).

(c) Rebates

Some sales agreements of the Company provide for a rebate in products should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly as an accrual, reducing net revenue, assuming that the minimum contractual amount will be achieved.

(d) Changes in provisions

					Consolidated
	Leniency agreement	Provision of environmental damage	Rebate	Other	Total
December 31, 2021	**1,123**	**1,035**	**101**	**153**	**2,412**
Additions, monetary adjustments and exchange variation	98	299	184	20	601
Write-offs through usage and payments	(318)	(214)	(158)	(43)	(733)
December 31, 2022	**903**	**1,120**	**127**	**130**	**2,280**
Additions, monetary adjustments and exchange variation	113	108	155	8	384
Write-offs through usage and payments		(300)	(121)	(18)	(439)
December 31, 2023	**1,016**	**928**	**161**	**120**	**2,225**

All amounts in millions of Reais, except as otherwise stated

					Parent company
	Leniency agreement	Recovery of environmental damage	Rebate	Other	Total
December 31, 2021	**1,123**	**982**	**27**	**113**	**2,245**
Additions, monetary adjustments and exchange variation	98	294	143	22	557
Write-offs through usage and payments	(318)	(203)	(108)	(43)	(672)
December 31, 2022	**903**	**1,073**	**62**	**92**	**2,130**
Additions, monetary adjustments and exchange variation	113	108	120	13	354
Write-offs through usage and payments		(294)	(89)	(17)	(400)
December 31, 2023	**1,016**	**887**	**93**	**88**	**2,084**

23 Provisions for legal proceedings and contingent liabilities

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable chance of loss: present obligation for which there is a probable that an outflow of resources will be required to settle the obligation. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 23.1).

Possible chance of loss: present obligation for which the possibility of outflow resources is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 23.2).

The Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

In addition, the Company also is a plaintiff in several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

All amounts in millions of Reais, except as otherwise stated

23.1 Lawsuits with probable losses

	Consolidated		Parent company	
	2023	2022	2023	2022
Labor claims	186	212	183	210
Tax claims				
Income Taxes	51	52	51	52
PIS and COFINS	241	311	241	311
ICMS	366	349	366	349
Other tax claims	19	24	16	20
	677	**736**	**674**	**732**
Corporate claims	111	103	111	103
Civil claims and other	121	120	121	119
	1,095	**1,171**	**1,089**	**1,164**

As of December 31, 2023, the main claims considered in provisions are the following:

Description of tax lawsuits	Provisioned amount 2023	Provisioned amount 2022
Taxing Entity: Government State of São Paulo		
1) ICMS tax on interstate purchases: Charge of tax on undue use of credits arising from the acquisition of products for exports, plus fine due to lack of presentation of tax documents requested. The lawsuits are under legal phase and the Company pledged performance bond at their full amount.	346	329
Taxing Entity: Federal Government		
2) Non-cumulative PIS and COFINS taxes: Charges of amounts due to offset of non-cumulative PIS and COFINS tax credits, related to the periods from 2005 to 2010 and from 2012 to 2018, that were not approved by the Federal Revenue Service of Brazil. The lawsuits refer to offsetting statements in amounts that exceeded those declared, freight expenses, acquisition of property, plant and equipment and revenues incorrectly classified. They are under administrative phase and the amount is fully provisioned. Part of debits were included in the Tax Litigation Reduction Program, leading to a reduction of R$80.	132	212
3) PIS and COFINS taxes: Charge of debits related to various periods, between 1999 and 2002, arising from insufficient payments of contributions and offset considered undue by the Tax Authority using credit resulting from the addition of 1% to the COFINS rate and PIS credits under Decree-Laws 2,445 and 2,449, whose period of use had allegedly expired. The lawsuits are under legal phase and the Company pledged bank guarantee and performance bonds at their full amount.	79	70
4) Sundry tax lawsuits	120	125
Total tax lawsuits	**677**	**736**

Description of corporate lawsuits	Provisioned amount 2023	Provisioned amount 2022
Plaintiff: Banco do Brasil S.A		
1) The Company is party to writ of debt filed against it in 1991, currently under appellate phase. Triken S.A. ("Triken"), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The amount related to the lawsuit is fully provisioned by the Company.	88	82
2) Sundry corporate lawsuits	23	21
Total corporate lawsuits	**111**	**103**

All amounts in millions of Reais, except as otherwise stated

(a) Changes in claims with probable chance of loss

					Consolidated
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2021	**269**	**715**	**95**	**75**	**1,154**
Additions, inflation adjustments and exchange variation	129	60	9	76	274
Payments	(59)	(9)	(1)	(2)	(71)
Reversals (*)	(127)	(32)		(29)	(188)
December 31, 2022	**212**	**736**	**103**	**120**	**1,171**
Additions, inflation adjustments and exchange variation	71	143	8	46	268
Payments	(37)	(10)		(25)	(73)
Reversals (*)	(60)	(191)		(20)	(271)
December 31, 2023	**186**	**677**	**111**	**121**	**1,095**

					Parent company
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2021	**262**	**711**	**95**	**75**	**1,143**
Additions, inflation adjustments and exchange variation	129	60	9	76	274
Payments	(57)	(8)	(1)	(3)	(69)
Reversals (*)	(124)	(31)		(29)	(184)
December 31, 2022	**210**	**732**	**103**	**119**	**1,164**
Additions, inflation adjustments and exchange variation	70	143	8	47	268
Payments	(37)	(10)		(25)	(72)
Reversals (*)	(60)	(191)		(20)	(271)
December 31, 2023	**183**	**674**	**111**	**121**	**1,089**

(*) A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

23.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company's Management, based on its evaluation and that of its external legal advisors, are disclosed as follows:

		Consolidated
	2023	2022
Tax claims	26,216	18,271
Civil claims - Alagoas	8,821	5,489
Civil claims - Other	740	786
Social security claims	824	516
Environmental claims	689	640
Labor claims	513	606
Other lawsuits	424	381
Total	**38,227**	**26,689**

All amounts in millions of Reais, except as otherwise stated

23.2.1 Breakdown of contingent liabilities

Description of tax lawsuits		Estimate
	2023	2022
Taxing Entity: Federal Government		
1) IR/CSL tax: Tax deficiency notices related to calendar years 2015, 2016, 2018 and 2019, due to non-recognition of application of Agreement to avoid double taxation, signed between Brazil and Netherlands, which establishes that profits from Dutch companies are not taxable in Brazil at the end of every year. The notification for the calendar years 2018 and 2019, received in 2023, also involved non-deductibility of interest rates due to a different understanding regarding the sub-capitalization limit and its tax effects. The inflation-adjusted amount of uncertain tax treatment includes periods mentioned or not mentioned in tax deficiency notices. In view of the calculation of tax losses by the Company in calendar years 2022 and 2023, the amounts related to these periods were calculated considering only the principal amount, excluding fines and interest rates. The amount related to the calendar year 2017 was excluded from this lawsuit due to its time-barring. In addition to including the amount related to calendar year 2023, the lawsuit also considers the amount related to calendar year 2020, due to the issue of financial statements of Dutch entities under local GAAP. The lawsuits are under administrative phase.	18,552	10,665
2) Non-cumulative PIS and COFINS taxes: Charge related to calendar years 2004 to 2018, arising from use of credits on acquisition of goods and services consumed in the production process. The lawsuits are under administrative and legal phase, and the Company pledged performance bonds and deposits at their full amount.	1,507	1,400
3) IR/CSL tax: Tax deficiency notices arising from deducted amortization charges, between 2007 and 2013, from goodwill originated from equity interests acquired during 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150.	1,027	1,100
4) IR/CSL tax: Tax deficiency notices related to calendar years 2012 and 2015, arising from disallowances of exchange variation expenses with naphtha import transactions, incurred after due date of commercial invoices. The lawsuits also address inflation adjustment in income tax losses and social contribution tax loss carryforwards and partial disallowance of cost of naphtha imported from subsidiary abroad. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$198. The lawsuits are under administrative phase.	1,000	1,200
5) IR/CSL tax: Tax deficiency notices related to the offset of credits from income tax losses and social contribution tax loss carryforward with IR and CSL debits, in merger events carried out in November 2007 and August 2013, exceeding the limit of 30%. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$150.	346	462
6) IR/CSL rate: Tax deficiency notices arising from deducted amortization charges, between 2020 and 2021, from goodwill originated from equity interests acquired during 2012, by Cetrel and DAC. The lawsuits are pending in the administrative sphere in higher courts.	212	195
7) IR/CSL rate: Charges due to the non-approval of offsets made using credits arising from negative balance. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount.	185	176
8) Social security contributions: Charge of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents from January 2016 to July 2018, from November 2000 to January 2001 and from November 2001 to June 2002. The lawsuits are under administrative and legal phases, and the Company pledged performance bonds at their full amount.	183	203

All amounts in millions of Reais, except as otherwise stated

9) PIS and COFINS taxes: Charges arising from alleged undue offsets using credits from other federal taxes. The lawsuits address credits arising from: i) prepayments of IR tax, ii) FINSOCIAL and COFINS taxes, iii) tax on net profit, iv) PIS-Decree-Laws 2,445 and 2,449. The lawsuits are under legal phase, and the Company pledged bank guarantees and performance bonds at their full amount.	142	136
10) Income taxes rate: Tax assessment arising from disallowance of advertising and commission expenses, paid by Braskem and Braskem Inc., and the lack of payment of withholding tax on them. The lawsuit is under administrative phase. The amount related to fine was reclassified to remote loss, in compliance with Article 8 of Federal Law 14,689/23, leading to a reduction of R$28.	138	153
11) PIS and COFINS taxes: Charges due to the non-approval of offsets using credits from Cide-Combustíveis, as authorized by Federal Law 10,336/2001. The lawsuits are under legal phase, and the Company pledged performance bonds at their full amount.	128	123
Taxing Entity: State Government of Alagoas		
12) ICMS tax: Tax assessments related to calendar years 2015 to 2019, due to lack of ICMS reversal on output with tax deferral. The lawsuits are under administrative phase.	698	639
Taxing Entity: State Governments of São Paulo, Rio de Janeiro, Bahia, Pernambuco, Rio Grande do Sul and Alagoas		
13) ICMS tax: Charges of tax underpayments. The lawsuits refer to (i) use of tax credits to acquire property, plant and equipment, goods considered as for use and consumption and products subject to tax replacement; (ii) transfers of finished products at amount below the production cost; (iii) non-payment of tax due to: input or output omissions; charges related to electricity operations and sale of products subject to tax replacement; (iv) lack of evidence of export of goods; (v) fines for lack of registration of invoices. The lawsuits are under administrative and legal phases, and the Company pledged bank guarantees, performance bonds and judicial deposits at their full amount. Part of the amount related to the use and consumption matter was reclassified to remote loss, in accordance with decision 1.775.781/SP issued by EAREsp, leading to a reduction of around R$147.	623	768
14) Sundry tax lawsuits	1,477	1,051
Total tax lawsuits	**26,216**	**18,271**

All amounts in millions of Reais, except as otherwise stated

Description of civil lawsuits		Estimate
	2023	2022
Plaintiff: Resibril Química S.A.		
1) Lawsuit filed by Resibril, former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is awaiting judgment.	340	302
2) Civil lawsuits - Alagoas (Note 24.1)	8.821	5.489
3) Sundry civil lawsuits	400	484
Total civil lawsuits	**9.561**	**6.275**

Description of social security lawsuits		Estimate
	2023	2022
Plaintiff: Former team members		
1) Lawsuits over withdrawal of sponsorship of Petros plan. Currently, the portfolio is composed of 743 lawsuits filed by former team members of Braskem or merged companies, beneficiaries of Petros plans (Copesul, Copene and PQU), related to sundry matters arising from withdrawal of sponsorship of the plan, whose claims include: Difference of Individual Withdrawal Fund, additional of 90%, and Objection to legality of Withdrawal of Sponsorship. The increase in the amount involved during the year is mainly due to (i) the fresh lawsuits resulting from Petros' notice requesting reimbursement of amounts from Braskem as per the withdrawal agreement, and (ii) a valuation of lawsuit involving a significant amount.	668	379
2) Social security lawsuits	156	137
Total social security lawsuits	**824**	**516**

Description of environmental lawsuits		Estimate
	2023	2022
Plaintiff: São Paulo State Prosecution Office		
1) Public-Interest Civil Action (Hashimoto) filed in June 2018 by the São Paulo State Prosecution Office against the Company and other firms that operate in the Capuava Petrochemical Complex, whose claims include the reparation and/or remediation of environmental damages . After Braskem filed its defense in December 2020, there were no changes, and the lawsuit remains awaiting expert evidence.	225	201
Plaintiff: Local Government of Ulianópolis - Pará		
2) Public-Interest Civil Action filed in September 2011 by the Local Government of Ulianópolis, Pará, against Braskem and other companies, whose claims include the reparation and/or remediation of environmental damages allegedly resulting from the improper delivery of waste. The companies filed defense, however, a decision was rendered determining the temporary dismissal of the action for one year.	397	363
3) Sundry environmental lawsuits	67	76
Total environmental lawsuits	**689**	**640**

Description of other lawsuits		Estimate
	2023	2022
Plaintiff: Américo Vinícius de Carvalho and Others		
1) The Company is party to writ of debt filed against it in 1988, currently under liquidation of award. Polialden Petroquímica S.A. ("Polialden"), merged into Braskem, received unfavorable decision to distribute remaining profits to the plaintiffs (preferred shareholders) that were non-controlling shareholders. The lawsuit awaits accounting evidence of amounts due.	287	262
2) Sundry other lawsuits	137	119
Total other lawsuits	**424**	**381**

All amounts in millions of Reais, except as otherwise stated

23.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action was grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

On December 15, 2022, the parties entered into Agreement to terminate the Class Action via payment of R$ 16 (US$3), which was paid in January 2023. On May 5, 2023, the court ratified the agreement without exceptions. On May 25, 2023, the Order of Dismissal was issued, recognizing that there were no objections to the agreement and determining the conclusion of the case involving Braskem and the related parties. The allocation of the amounts paid by reason of the agreement was ratified by the court on December 13, 2023.

23.4 Contingent assets

Compulsory loans: Centrais Elétricas Brasileiras S.A. ("Eletrobras")

The compulsory loan in favor of Eletrobras was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement was extended to 20 years, plus compensatory interest of 6% per year, which can be anticipated through conversion of credits into shares issued by Eletrobras.

Between 2001 and 2009, the companies merged into Braskem filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

In August 2023, Braskem entered into an assignment contract in the amount of R$127, with no right of indemnity, of a portfolio of credit rights arising from lawsuits, among which those filed by the Company that requested the restitution of Eletrobras mandatory loans, in the amount of R$41.

24 Geological event – Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of cavities' stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study

All amounts in millions of Reais, except as otherwise stated

conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

(i) Instrument of Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 (i).

(ii) Instrument of Agreement with the Labor Prosecution Office of the State of Alagoas (MPT – AL), entered into on February 14, 2020, in the amount of R$40, for implementation of the Program to Recover Business and Promote Education for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the approval of the agreement by the court, the Public-Interest Civil Action (Reparation for Workers) was dismissed;

(iii) Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

(iv) Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area ("Flexal Agreement") entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location;

(v) Instrument of Global Agreement with the Municipality of Maceió ("Instrument of Global Agreement") ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

All amounts in millions of Reais, except as otherwise stated

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, provision changes in the fiscal year ended on December 31, 2023 and 2022 were:

		Consolidated
		Parent company
	2023	2022
Balance at the beginning of the year	**6,627**	**7,661**
Additions (*)	2,307	1,520
Payments (**)	(3,826)	(2,743)
Realization of present value adjusment	132	188
Balance at the end of the year	**5,240**	**6,627**
Current liability	2,759	4,248
Non-current liability	2,481	2,379
Total	**5,240**	**6,627**

(*) In 2023, include: a) the additional provision of R$ 980 (R$ 920 net of present value adjustment) of the Instrument of Global Agreement of R$ 1.7 billion disclosed above, of which approximately R$ 720 were already provisioned. Of this amount, R$700 was disbursed in 2023 and R$1 billion (R$961 net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$ 114 classified as financial expense.

(**) Of this amount, R$2,686 (2022: R$ 2,532) refers to payments made and R$1,140 (2022: R$ 211) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. **Support for relocation and compensation:** Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$ 1,353 (2022: R$ 2,087) comprising expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. **Actions for closing and monitoring the salt cavities, environmental actions and other technical matters**: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available as of the reporting date, there is an indication that direct impacts of this occurrence are limited to the cavity's location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

Based on preliminary results from the analysis of event in cavity 18, the indication is that filling with sand will not be necessary for this cavity. To find a definitive solution for the six cavities, previously expected to be monitored by sonar (monitoring group), the Company decided that they should be filled with sand.

Considering the progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closure plan for the 35 mining areas considers that:

All amounts in millions of Reais, except as otherwise stated

(i) 13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning;

(ii) 6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;

(iii) 16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

All Company's actions are based on technical studies prepared by outsourced specialists, whose recommendations are submitted to competent authorities and respect the periods of time agreed under the closing plan, which is public and regularly reevaluated jointly with the ANM. After the events in this period, the plan to close mining areas is under revision.

The provisioned amount of R$1,583 (2022: R$1,367) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of the region's stability.

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the plan was filed with the MPF. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025. As one of the developments of the cavity 18 event, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

c. **Social and urban measures**: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company filed with MPF the social diagnosis report and the respective social action plan that will support the definition of measures to be adopted. Until December 31, 2023, 24 actions have already been approved. The current provision amount is R$1,369 (2022: R$1,567).

d. **Additional measures:** Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to

communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$935 (2022: R$1,604).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents as detailed in Note 24.1 (i), and other new developments in the matter.

The measures related to the mining areas closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

On December 13, 2023, the Senate established a Parliamentary Inquiry Commission ("CPI") in relation to the geological event in Alagoas. The Company is monitoring the matter.

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, the Company informs that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated.

All amounts in millions of Reais, except as otherwise stated

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

24.1 Main lawsuits and contingent liabilities in progress

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

In June 2019, the Company was informed of the Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was ratified on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the MPE, the DPE, the MPF and the DPU ("Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100, whose transactions will be verified by an external audit company. On December 31, 2023, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$115 under current assets (2022: R$175). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the current amount of R$615 (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

All amounts in millions of Reais, except as otherwise stated

(ii) Public-Interest Civil Action (ACP) filed by the Federal Prosecution Office (MPF), Federal Public Defender's Office (DPU) and Alagoas State Prosecution Office (MPE/AL): Reparation for Residents – Map Version 5

On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of the Action Plan to address issues related to the identification of the roads and public equipment located in the region. Against Braskem, they request through a preliminary injunction: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of allocation) of Version 5 of the Civil Defense Map and making feasible the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damage to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions.

On November 30, 2023, the judge rendered a decision granting the injunctive relief based on evidence of the plaintiffs. Against this decision, Braskem proposed suspension of the preliminary injunction and filed an interlocutory appeal. On January 22, 2024, the decision rendered in the interlocutory appeal determined "the immediate suspension of the provisory execution determined by the trial court", decision maintained by the full court until the final and unappealable judgment of the interlocutory appeal.

The amount assigned to the case by the plaintiffs in the lawsuit is R$1 billion.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

In April 2020, the Company was informed of the Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the Brazilian Development Bank ("BNDES"), formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

All amounts in millions of Reais, except as otherwise stated

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1.3 billion for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation regarding to Braskem.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was terminated. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, from liable parties, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 21, 2023, the 3rd Federal Court of Maceió ratified the full adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS), also ratifying adherence in connection with the Instrument of Partial Adhesion on Urban Mobility.

(iv) Public-Interest Civil Action filed by the Federal Public Defender's Office ("DPU"): refusal of insurance within the scope of Housing Financial System ("SFH")

In November 2021, the Company was informed of the Public-Interest Civil Action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to the subsidence phenomenon.

On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that

All amounts in millions of Reais, except as otherwise stated

there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, however an appeal against this decision is possible.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(v) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexal Agreement

In March 2023, the Company was informed of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On December 31, 2023, the amount of this action was R$1.9 billion.

On January 19, 2024, a decision was rendered, subjected to appeal by the parties, judging partially valid the requests made by the DPE. The judge determined the following:

(i) deny the request for annulment of the clauses of Flexal Agreement, stating, however, that the settlement described in the agreement must be interpreted as settlement until the date of execution of the agreement, and does not cover property damages related to real estates and their depreciation;

(ii) deny the request for payment of collective pain and suffering;

(iii) grant the payment for pain and suffering while the effects of social isolation persist. The judgment validated the parameters of the program provided in the Flexal Agreement, however it understood that the amounts paid in the program correspond to the period between October 2020 and the date the Flexal Agreement was entered into, therefore payments must continue until the effective requalification of the Flexais region;

(iv) grant the request for indemnity for property damages resulting from the real estate depreciation to be estimated during the phase of fulfillment of the judgment;

(v) determine the development of the case to adjudicate the request for relocation of residents, among others.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(vi) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL") and National Confederation of Fishermen and Aquaculturists ("CNPA"): Fishermen Reparation

All amounts in millions of Reais, except as otherwise stated

In August 2023, the Company was informed of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the "Associations") against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations.

As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action, while publishing a material fact notice to the shareholders, requests that were denied by the Court.

Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50 thousand and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132 thousand in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100 thousand; (iii) compensation for collective material damages to the Associations, in the amount of R$750 thousand; and (iv) attorney fees in the amount of 20% on the value of the award.

On December 31, 2023, the plaintiffs' claims amount to R$1.9 billion, and the Management, supported by an opinion of its external legal advisors, classifies the likelihood of loss in the amount of R$1.6 billion as possible and the amount of R$321 as remote.

(vii) Public-Interest Civil Action filed by the Federation of Fishermen of the State of Alagoas ("FEPEAL"): Fishermen Financial Assistance

On December 13, 2023, the Company became aware of the ACP, with request for advance relief, filed by FEPEAL, which requested the payment of an emergency financial assistance to the fishermen who work in Mundaú Lagoon, in the monthly amount of R$1,946.75, while the prohibition imposed by Administrative Rule 77/ Port Authority of Alagoas ("CPAL") of navigating in part of the Lagoon remains.

As a result of negotiations between the parties of ACP and other institutions, started in December 2023, to enter into an agreement about the topic, on February 7, 2024, the Agreement between Braskem, FEPEAL, CNPA and DPU was approved for the payment of indemnification for fishermen and shellfish collectors temporarily affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement envisages the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture ("MPA") and can provide evidence of their work in the region. The approval led to dismissal of said ACP with substantive examination.

(viii) Action against the Violation of a Constitutional Fundamental Right ("ADPF") filed by the Alagoas State Governor

On December 18, 2023, the Company was informed of the action against the ADPF filed by the Alagoas State Governor before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties.

On December 18, 2023, Braskem presented a statement applying for the denial of the ADPF continuance. On January 10, 2024, the judge rapporteur determined the testimony of Braskem, Municipality of Maceió /AL, State of Alagoas Prosecution Office, Alagoas State Defender's Office and Federal Public Defender's Office and the statement of the Office of the Attorney General and Office for the General Counsel for the Federal Government.

The case has no amount attributed to it. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

All amounts in millions of Reais, except as otherwise stated

(ix) Indemnity Claim: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$ 0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On December 31, 2023, the updated value of this lawsuit is R$1.46 billion (2022: R$1.43 billion). Braskem entered into a memorandum of understanding with CBTU to seek a consensual solution and suspend the lawsuit during the negotiation period and has made progress in the technical understanding about the topic. As a result of a joint petition filed by the parties, the lawsuit was suspended until June 2024.

The Management, based on its assessment and that of its external legal advisors, classifies the probability of loss in this case as possible.

(x) Indemnity Claim: Pinheiro District Property

In July 2019, the Company was informed of the action for damages filed by Construtora Humberto Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 5, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor's image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. As of December 31, 2023, the amount of this action is R$0.5 (2022: R$306).

(xi) Indemnity Claim: State of Alagoas

In March 2023, the Company was informed of the claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On December 31, 2023, the amount of this action is R$1.4 billion. There is a performance bond pledged by the Company for this lawsuit in the amount of R$1.4 billion.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

(xii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

All amounts in millions of Reais, except as otherwise stated

On December 31, 2023, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1.4 billion (2022: R$1 billion), filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the other individual lawsuits, in the total amount mentioned above, as possible.

(xiii) Administrative Proceeding: Tax Assessment Notice issued by the Environment Institute of Alagoas State ("IMA")

On December 4, 2023, the Environment Institute of Alagoas State issued a fine of R$70 to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the tax assessment notice was filed for bis in idem. The original tax assessment notice of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

25 Benefits offered to employees

25.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

The amounts recognized in profit or loss were:

	Consolidated		Parent company	
	2023	2022	2023	2022
Health care	272	244	177	157
Private pension	118	128	63	77
Transport	91	86	76	73
Meals	70	63	49	47
Life insurance	12	10	5	5
Training	22	27	9	13
Other	26	16	1	1
	611	574	380	373

25.2 Long-term incentive plan ("ILP Plan")

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan with the grant of Restricted Shares ("ILP Plan") to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company.

The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period.

All amounts in millions of Reais, except as otherwise stated

When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, which are held in treasury or acquired through repurchase program.

If the transfer is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the share price traded on stock exchange on the second business day immediately prior to the respective payment date.

The fair value of shares on the grant date is recognized on a straight-line basis under personnel expenses during the vesting period, reflecting the expected number of shares that will meet the conditions to obtain the right, in such a way that the end amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date.

The form of settlement of the ILP Plan determines the corresponding entry of expenses, which is recognized under equity for payment of shares and recognized under liabilities for cash payment, with the liability remeasured on each reporting date and on the settlement date, based on the American Depositary Receipt price. Any changes in the fair value of the liability are recognized as personnel expenses.

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Flat	Grant Date	End of Grace Period	Settlement Method	Granted quantities	(-) Canceled	(-) Exercised	Quantity on 12/31/2022	(+) Granted	(-) Canceled	(-) Exercised	Quantity on 12/31/2023	Fair value of the share*
2020 Plan	04/01/20	04/01/23	Shares	1,007,883	(72,743)	(2,373)	932,767		(5,683)	(927,084)		
2020 Plan	04/01/20	04/01/23	Cash	314,333	(47,943)		266,390		(4,887)	(261,503)		
2021 Plan	05/10/21	05/10/24	Shares	557,888	(9,598)		548,290		(31,751)		516,539	R$ 51,39
2021 Plan	05/10/21	05/10/24	Cash	144,779			144,779		(3,879)		140,900	USD 9,67
2022 Plan	05/17/22	05/17/25	Shares	537,870			537,870		(32,462)		505,408	R$ 44,15
2022 Plan	05/17/22	05/17/25	Cash	132,902			132,902		(1,115)		131,787	USD 9,67
2023 Plan	09/06/23	09/06/26	Shares					931,050			931,050	R$23,02
2023 Plan	09/06/23	09/06/26	Cash					213,400	(5,080)	(114)	208,206	USD 7,16

(*) Values in monetary units.

On December 31, 2023, the amount recorded in equity is R$ 37 (2022: R$ 39).

25.3 Post-employment benefits

(i) Defined contributions plans

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

(ii) Defined benefit plans

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets.

All amounts in millions of Reais, except as otherwise stated

The calculation of the obligation of the defined benefit plan is made annually by a qualified actuary using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive (loss) income.

(iii) Health care

The Company's net obligation for health care is the estimated amount of future benefit that employees will receive in return for services provided in the prior periods. Such amount is discounted to its present value and remeasurements are recognized in profit or loss for the period.

The calculation of health care obligations mainly consider the Company's aging and premium history, medical cost inflation and new technologies.

(a) Amounts in statement of financial position

	Consolidated	
	2023	2022
Defined benefit		
Novamont Braskem America	57	58
Braskem Idesa	30	23
Braskem Alemanha and Netherlands	165	148
	252	229
Health care (i)		
Bradesco saúde	368	322
Total obligations	**620**	**551**
Fair value of plan assets	(53)	(57)
Consolidated net balance (non-current liabilities)	**567**	**494**

(i) According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company's part + participant's part).

(b) Change in obligations and fair value

						Consolidated
			2023			2022
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Balance at beginning of year	322	229	551	245	363	608
Current service cost	5	8	13	5	13	18
Interest cost	29	13	42	20	7	27
Benefits paid	(15)	(6)	(21)	(13)	(34)	(47)
Actuarial losses (gain)	27		27	65	(83)	(18)
Exchange variation		8	8		(37)	(37)
Balance at the end of the year	368	252	620	322	229	551

All amounts in millions of Reais, except as otherwise stated

On December 31, 2023, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(c) Actuarial assumptions

					2023					2022
	Health care	Novamont Braskem America	Braskem Idesa	Germany	Netherlands	Health care	Novamont Braskem America	Braskem Idesa	Germany	Netherlands
Discount rate	5.35	5.20	10.50	3.60	4.15	5.97	5.10	8.00	1.20	3.60
Inflation rate	3.00	n/a	3.50	2.00	2.00	3.00	n/a	4.00	2.00	2.00
Rate of increase in future salary levels	n/a	n/a	4.50	3.25	3.25	n/a	n/a	5.00	3.00	3.25
Rate of increase in future pension plan	n/a	n/a	n/a	2.25	2.25	n/a	n/a	n/a	1.75	2.25
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.25	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	12.10	n/a	n/a	n/a	n/a	12.83	n/a	n/a	n/a	n/a

(d) Sensitivity analysis

														Impact on the defined benefit obligation	
					Premise change					Premise increase					Premise reduction
	Health care	Novamont Braskem America	Braskem Idesa	Germany	Netherlands	Health care	Novamont Braskem America	Braskem Idesa	Germany	Netherlands	Health care	Novamont Braskem America	Braskem Idesa	Germany	Netherlands
Discount rate	1.0% #	1.0% #	1.0% #	0.3% #	0.3% #	38.43 -	2.48	1.94 -	6.00	-	46.64	9.47	2.27	7.00	4.00
Real medical inflation	n/a #	n/a #	n/a #	n/a #	n/a #	n/a a	n/a a	n/a a	n/a a	n/a	n/a a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a #	n/a #	n/a #	n/a #	n/a #	n/a a	n/a a	n/a a	n/a a	n/a	n/a a	n/a	n/a	n/a	n/a
Rate of increase in future pension plan	1.0% #	n/a #	n/a #	0.3% #	0.3% # -	8.95	n/a	n/a	5.00	-	9.17	n/a	n/a -	5.00	-
Life expectancy	1.0% #	n/a #	n/a #	1 ano #	1 ano #	48.89	n/a	n/a	4.00	- -	40.05	n/a	n/a -	4.00	-
Mortality rate	n/a #	10.0% #	n/a #	n/a #	n/a #	n/a	1.33	n/a	n/a	n/a	n/a	4.75	n/a	n/a	n/a

26 Equity

26.1 Capital

On December 31, 2023, the Company's subscribed and paid-up capital stock amounted to R$ 8,043 and comprised 797,207,834 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			62,466,606	18.10			62,466,606	7.84
Other		12,907,077	2.86	127,649,522	36.99	478,790	100.00	141,035,389	17.69
Total		**451,668,652**	**100.00**	**345,060,365**	**100.00**	**478,790**	**100.00**	**797,207,807**	**100.00**
Treasury shares				27				27	
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depository Receipt ("ADR") traded on the New York Stock Exchange – NYSE (USA)

All amounts in millions of Reais, except as otherwise stated

Changes in shares during the year:

	Note	2022	Changes	Amount of shares 2023
Outstanding shares				
Commom shares		451,668,652		451,668,652
Preferred Class A	26.2	344,394,984	665,381	345,060,365
Preferred Class B		478,790		478,790
		796,542,426	**665,381**	**797,207,807**
Treasury shares				
Preferred Class A	26.2	665,408	(665,381)	27
Total		**797,207,834**		**797,207,834**

26.2 Share Rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2023, 665,381 shares held in treasury were delivered to participants of the LTI Program 2020. In 2022, 236,758 shares were granted as payment of the LTI Program 2019.

26.3 Capital reserves

This reserve includes part of the shares issued in the Company's several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

26.4 Profit reserves

(a) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(b) Tax incentive reserve

This reserve results from the allocation of part of net income for the year equivalent to tax incentives, arising from governmental subsidies (see Note 30). This reserve may only be used to offset losses with subsequent reconstitution or increase share capital.

All amounts in millions of Reais, except as otherwise stated

(c) Profit retention

Under Brazilian Corporation Law, portions of net income for the fiscal year may be allocated to reserves or retained based on the capital budget. Profits not allocated as such may be distributed to shareholders in the form of dividends. In 2023, this reserve was partially used to absorb losses for the year (Note 27.6).

26.5 Accumulated losses

Accumulated losses in 2023 were partially absorbed as follows:

	2023
Loss for the year of the Company's shareholders	(4,579)
Amounts posted directly to the Retained Earnings account:	
Realization of deemed cost of parent company, net of taxes	15
	(4,564)
Loss absorption using profit reserve:	
Profit reserves	1,826
Accumulated losses	**(2,738)**

All amounts in millions of Reais, except as otherwise stated

27 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit (loss) for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 26.2, particularly in relation to the limited rights enjoyed by class "B" preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class "A" preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 26.2 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings (losses) per share.

	2023	2022
	Basic and diluted	Basic and diluted
Loss for the year attributed to Company's shareholders	(4,579)	(336)
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(2,595)	(191)
Preferred shares class "A"	(1,981)	(145)
Preferred shares class "B"	(3)	
	(4,579)	(336)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	344,796,036	344,329,470
Preferred shares class "B"	478,790	478,790
	796,943,478	796,476,912
Loss per share (in R$)		
Common shares	(5.7458)	(0.4215)
Preferred shares class "A"	(5.7458)	(0.4215)
Preferred shares class "B"	(5.7458)	(0.4215)

All amounts in millions of Reais, except as otherwise stated

Weighing of shares

	2023	
	Basic	
	Preferred shares	
	Class "A"	
	Outstanding shares	Weighted average
Amount at beginning of the year	**344,394,984**	**344,394,984**
Incentive long term plan payments with treasury shares	665,381	401,052
Amount at the end of the year	**345,060,365**	**344,796,036**

	2022	
	Basic	
	Preferred shares	
	Class "A"	
	Outstanding shares	Weighted average
Amount at beginning of the year	**344,158,226**	**344,158,226**
Incentive long term plan payments with treasury shares	236,758	171,244
Amount at the end of the year	**344,394,984**	**344,329,470**

28 Net revenue

	Consolidated		Parent company	
	2023	2022	2023	2022
Sales revenue				
Domestic market	50,902	71,191	50,380	70,992
Foreign market	30,736	40,526	9,175	12,062
	81,638	111,717	59,555	83,054
Sales and services deductions				
Taxes				
Domestic market	(10,740)	(14,789)	(10,655)	(14,758)
Foreign market	(29)	(67)		
Sales returns				
Domestic market	(165)	(185)	(161)	(185)
Foreign market	(135)	(157)	(92)	(20)
	(11,069)	(15,198)	(10,908)	(14,963)
Net sales and services revenue	**70,569**	**96,519**	**48,647**	**68,091**

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets.

All amounts in millions of Reais, except as otherwise stated

The performance obligations are met at a specific moment in time. The Company does not make sales with continued management involvement. Most of the Company's sales are made to industrial customers and, in a lower volume, to resellers.

The specific moment when the Company satisfies a performance obligation by transferring a promised good or service to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the goods are delivered at the destination established in the contract;

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client's carrier; and

(iii) For contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

		Consolidated
	2023	2022
Brazil	39,997	56,217
United States	12,429	18,086
Mexico	3,329	4,469
Singapore	1,618	756
Switzerland	1,197	1,493
Germany	1,121	1,695
Netherlands	1,061	817
Argentina	1,039	2,093
China	859	173
Chile	755	871
Italy	729	1,095
Peru	676	740
Spain	634	547
Luxembourg	574	756
Japan	554	724
Other	3,997	5,987
	70,569	**96,519**

All amounts in millions of Reais, except as otherwise stated

(b) Net revenue by product

		Consolidated
	2023	2022
PE/PP	44,295	61,145
Benzene, toluene and xylene	4,435	7,280
ETBE/Gasoline	5,863	5,723
Ethylene, Propylene	4,309	5,819
PVC/Caustic Soda/EDC	3,721	5,711
Butadiene	1,211	3,028
Cumene	1,126	1,425
Naphtha, condensate and crude oil	1,046	422
Solvents	638	1,522
Other	3,925	4,444
	70,569	96,519

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2023, the most significant revenue from a single client amounts to approximately 2.1% of total net revenues of the Company and refers to the sale of resins.

29 Tax incentives

(a) SUDENE – IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department ("SUDENE") is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years.

In 2023, the Company recorded a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN – ICMS

Since 2010, the Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program ("PRODESIN"), which are aimed at implementing and expanding a plant in that state. In 2023, the amount was R$ 58 (2022: R$ 87).

All amounts in millions of Reais, except as otherwise stated

30 Expenses by nature and function

	Consolidated		Parent company	
	2023	2022	2023	2022
Classification by nature:				
Raw materials other inputs	(54,602)	(73,182)	(41,708)	(56,227)
Personnel expenses	(3,599)	(3,223)	(2,244)	(2,142)
Outsourced services	(3,094)	(3,412)	(2,326)	(2,257)
Depreciation and amortization	(5,206)	(4,733)	(3,524)	(3,161)
Freights	(4,134)	(4,035)	(1,542)	(1,543)
Idle industrial plants	(503)	(414)	(398)	(307)
Alagoas geological event (Note 24)	(2,193)	(1,520)	(2,193)	(1,520)
Other income	1,769	507	1,599	306
Other expenses	(1,806)	(2,270)	(1,009)	(1,576)
Total	(73,368)	(92,282)	(53,345)	(68,427)
Classification by function:				
Cost of products sold	(67,548)	(85,161)	(49,247)	(63,274)
Selling and distribution	(1,916)	(2,108)	(1,039)	(1,198)
Loss for impairment of trade accounts receivable and others from clients	(83)	(38)	(90)	(6)
General and administrative	(2,472)	(2,764)	(1,689)	(1,792)
Research and development	(383)	(374)	(196)	(204)
Other income (i)	1,769	507	1,599	306
Other expenses (ii)	(2,735)	(2,344)	(2,683)	(2,259)
Total	(73,368)	(92,282)	(53,345)	(68,427)

(i) In 2023, refers mainly to settlement of claim agreement signed with insurance companies and the final and unappealable decision on the unconstitutionality of the surcharge in the PIS and COFINS rates incurred on operations involving the sale of gasoline and diesel oil.

(ii) Refers mainly to expenses incurred with the geological event in Alagoas.

31 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company's subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

All amounts in millions of Reais, except as otherwise stated

	Consolidated		Parent company	
	2023	2022	2023	2022
Financial income				
Interest income	1,469	1,050	1,061	893
Inflation indexation income on tax assets	51	16	37	4
Other	158	308	202	168
	1,678	**1,374**	**1,300**	**1,065**
Financial expenses				
Interest expenses	(3,780)	(3,125)	(3,882)	(3,240)
Inflation indexation expenses on tax liabilities	(107)	(266)	(82)	(224)
Discounts granted	(14)	(129)	(10)	(123)
Loans transaction costs - amortization	(189)	(261)	(17)	(14)
Adjustment to present value - appropriation	(616)	(581)	(756)	(525)
Interest expense on leases	(281)	(203)	(193)	(140)
Other	(602)	(501)	(376)	(248)
	(5,589)	**(5,066)**	**(5,316)**	**(4,514)**
Derivatives and exchange rate variations, net				
Exchange rate variationos on financial assets	(751)	(522)	(100)	(267)
Exchange rate variations on financial liabilities	1,351	(50)	215	(369)
Gain on derivatives	83	636	72	180
Losses on derivatives	(172)	(597)	(97)	(169)
	511	**(533)**	**90**	**(625)**
Total	**(3,400)**	**(4,225)**	**(3,926)**	**(4,074)**

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of year rate			Average rate		
	2023	2022	Variation	2023	2022	Variation
U.S. dollar - Brazilian real	4.8413	5.2177	-7.21%	4.9953	5.1655	-3.29%
Euro - Brazilian real	5.3516	5.5694	-3.91%	5.4023	5.4420	-0.73%
Mexican peso - Brazilian real	0.2856	0.2667	7.09%	0.2816	0.2569	9.61%
U.S. dollar - Mexican peso	16.9596	19.5720	-13.35%	17.7913	20.1249	-11.60%
U.S. dollar - Euro	0.9046	0.9416	-3.93%	0.9246	0.9510	-2.77%

32 Segment information

The Company's organizational structure is formed by the following segments:

- **Brazil:** includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the

petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

- **United States and Europe:** operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

- **Mexico:** comprises the activities related to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

- **Other segments:** substantially comprises the activities of Cetrel.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line are mainly represented by purchases and sales between the Company's reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

All amounts in millions of Reais, except as otherwise stated

(b) Results by segment

2023

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general and distribuition expenses	Operating expenses: Results from equity investments	Operating expenses: Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	49,512	(48,159)	1,353	(1,781)		(1,443)	(1,871)
USA and Europe	17,507	(16,127)	1,380	(802)		309	887
Mexico	4,449	(4,366)	83	(615)		195	(337)
Total	**71,468**	**(68,652)**	**2,816**	**(3,198)**		**(939)**	**(1,321)**
Other	782	(501)	281	137	7	8	433
Corporate unit				(2,033)		458	(1,575)
Braskem consolidated before eliminations and reclassifications	**72,250**	**(69,153)**	**3,097**	**(5,094)**	**7**	**(473)**	**(2,463)**
Eliminations and reclassifications	(1,681)	1,605	(76)	240		(493)	(329)
Total	**70,569**	**(67,548)**	**3,021**	**(4,854)**	**7**	**(966)**	**(2,792)**

2022

	Net sales revenue	Cost of products sold	Gross profit	Operating expenses: Selling, general and distribuition expenses	Operating expenses: Results from equity investments	Operating expenses: Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	69,080	(63,196)	5,884	(1,853)		(1,889)	2,142
USA and Europe	23,421	(19,986)	3,435	(838)		57	2,653
Mexico	5,834	(5,070)	764	(452)		(33)	280
Total	**98,335**	**(88,252)**	**10,083**	**(3,143)**		**(1,865)**	**5,075**
Other	403	(262)	140	83	35	5	263
Corporate unit				(2,197)		19	(2,177)
Braskem consolidated before eliminations and reclassifications	**98,738**	**(88,514)**	**10,223**	**(5,257)**	**35**	**(1,841)**	**3,161**
Eliminations and reclassifications	(2,219)	3,353	1,135	(27)		4	1,111
Total	**96,519**	**(85,161)**	**11,358**	**(5,284)**	**35**	**(1,837)**	**4,272**

(c) Assets by segment

Consolidated 2023

	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments					
Brazil	108	17,279	2,658	2,175	1,651
USA and Europe	57	6,359	131	1,234	141
Mexico		14,357	304	409	297
Unallocated amounts		410	15	2	60
Total	**165**	**38,405**	**3,108**	**3,820**	**2,149**

Consolidated 2022

	Investments	Property, plant and equipment	Intangible assets	Right of use of assets	Other receivables (i)
Reporting segments					
Brazil	86	16,868	2,561	2,225	1,755
USA and Europe	63	7,114	159	1,324	118
Mexico		13,443	292	403	290
Unallocated amounts		338	10	1	111
Total	**149**	**37,763**	**3,022**	**3,953**	**2,274**

(i) Refers to the non-current items of recoverable taxes, income tax and social contribution, judicial deposits and other assets.

All amounts in millions of Reais, except as otherwise stated

33 Contractual obligations

The Company has long-term commitments for the purchase of energy and circular feedstock. As of December 31, 2023, these commitments amounted to R$ 8,616 (2022: R$ 8,287) and are expected to be settled by 2044.

34 Subsequent events

As disclosed in Note 24.1 (vii), on February 7, 2024, the Agreement between Braskem, the Federation of Fishermen of the State of Alagoas, the National Confederation of Fishermen and Aquaculturists, and the Federal Public Defender's Office was approved for the payment of indemnification to fishermen and shellfish collectors temporary affected by restricted traffic of vessels in Mundaú Lagoon, in the perimeter determined by the Port Authority of Alagoas, for safety reasons. The agreement envisages the payment by Braskem the equivalent of three minimum wages to up to 1,870 professionals who are registered in the Ministry of Fishing and Agriculture and can provide evidence of their work in the region. The amount has been included in the provision for the year ended December 31, 2023. The approval led to dismissal of said ACP with substantive examination.